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04024336

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Aircraft Engineering Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 03846

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 4/14/04

HAECO

Hong Kong Aircraft Engineering Company Limited
Annual Report 2003
香港飛機工程有限公司二零零三年報告書



Group Profile 集團簡介

Hong Kong Aircraft Engineering Company Limited, one of the world's leading aeronautical engineering groups, is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components.

It is principally based at Hong Kong's International Airport, but through jointly controlled companies also provides services in Xiamen, Mainland China and at off airport locations in Hong Kong.

At Hong Kong's International Airport, where it has about sixty airline customers, it is the only aircraft maintenance facility able to offer a comprehensive package covering transit and technical services with full hangar support.

The hangar has the capacity to accommodate three wide-bodied aircraft fully docked and an additional two nose-in, with a unique mobile tail enclosure to provide full cover and access staging. It has the necessary approvals to handle a wide variety of aircraft types from Boeing 747 to new generation aircraft such as B777 and the Airbus A320/321, A330 and A340. The facility also undertakes B747-200 combi to freighter conversions.

The extensive component and avionics overhaul facilities are situated at Tseung Kwan O in Hong Kong, as is the Rolls-Royce engine service centre operated by Hong Kong Aero Engine Services Limited.

Taikoo (Xiamen) Aircraft Engineering Company Limited operates at Xiamen's airport, where it provides heavy maintenance on Boeing and Airbus aircraft and offers a B747-200/300 passenger to freighter conversion programme. It also offers line maintenance services at various locations in Mainland China.

香港飛機工程有限公司乃全球主要航空工程集團之一，業務範圍包括維修、改裝、修理與大修商用飛機及飛機部件。

本公司主要以香港國際機場為基地，但亦透過共控公司於中國內地廈門及香港機場以外地方提供服務。

本公司於香港國際機場約有六十個航空公司客戶，有唯一能夠提供綜合飛機維修服務的設施，包括航機過境及技術性服務，並全面提供機庫設施的支援。

機庫可容納三架全面配置檢修架的廣體飛機，以及另外兩架飛機的機頭部分。機庫設有一個獨特的活動式機尾護罩，提供全面的遮蔽及檢修工作架。本公司獲得認可為多種類型之飛機提供服務，由波音747型飛機以至波音777、空中巴士A320/321、A330和A340型等新一代飛機不等。本公司的設施亦可進行波音747-200型客貨兩用機的改裝貨機工程。


SHANDONG 山東
CHINA 中國
XIAMEN 廈門
HONG KONG 香港

本公司設備完善的部件及航電大修設施位於香港將軍澳，該處亦設有由香港航空發動機維修服務有限公司營運的勞斯萊斯引擎服務中心。

廈門太古飛機工程有限公司於中國廈門機場營運，為波音及空中巴士飛機進行大型維修工程，並提供一項為波音747-200/300型客機改裝貨機的計劃。該公司亦於中國內地不同地點提供外勤維修服務。

Highlights 摘要

	2003	2002	Change 變幅	
(in HK$ Million)				*(港幣百萬元)*
Turnover	**1,987**	2,078	-4.4%	營業總額
Net operating profit	**104**	276	-62.3%	營業淨溢利
Share of after tax results of material jointly controlled companies:				應佔主要共控公司除税後業績：
- Hong Kong Aero Engine Services Limited	**158**	141	12.1%	一香港航空發動機維修服務有限公司
- Taikoo (Xiamen) Aircraft Engineering Company Limited	**81**	71	14.1%	一廈門太古飛機工程有限公司
Profit attributable to shareholders	**345**	465	-25.8%	股東應佔溢利
Dividends	**306**	539	-43.2%	股息
Shareholders' equity	**2,983**	3,177	-6.1%	股東股權
(number of shares in '000)				*(股份數目以千股計)*
Average number of shares in issue	**166,325**	166,330	0.0%	平均已發行股份數目
(in HK$)				*(港元)*
Earnings per share	**2.07**	2.80	-26.1%	每股盈利
Dividends per share	**0.84**	0.74	13.5%	每股股息
Special dividend per share	**1.00**	2.50	-60.0%	每股特別股息
Shareholders' equity per share	**17.93**	19.10	-6.1%	每股股東股權

Contents 目錄

Grateful thanks to the Employees' Welfare Society Photography Club for supplying the pictures in this annual report.
鳴謝員工福利會攝影組為本報告書提供圖片。

Turnover
營業總額

(Total HK$M / 總計港幣百萬元)



2,500
2,000
1,500
1,000
500
0
94
95
96
97
98
99
00
01
02
03

Profit attributable to shareholders
股東應佔溢利

(Total HK$M / 總計港幣百萬元)



500
400
300
200
100
0
94
95
96
97
98
99
00
01
02
03

Ten Year Financial Summary 十年財務概要

	2003	2002	2001	2000	1999
(in HK$ Million)					
Turnover	**1,987**	2,078	1,994	1,821	1,959
Net operating profit	**104**	276	127	262	-
Share of after tax results of jointly controlled companies	**263**	227	197	134	61
Profit attributable to shareholders	**345**	465	312	400	59
Dividends	**306**	539	108	106	81
Funds employed:					
Fixed assets	**1,513**	1,597	1,636	1,708	1,773
Other assets	**1,923**	2,083	1,549	1,229	1,137
	3,436	3,680	3,185	2,937	2,910
Less : current liabilities	**348**	394	360	313	288
	3,088	3,286	2,825	2,624	2,622
Financed by:					
Shareholders' equity	**2,983**	3,177	2,713	2,509	2,504
Minority interest	**5**	5	5	5	5
Long term loan	**100**	104	107	110	113
	3,088	3,286	2,825	2,624	2,622
(in HK$)					
Earnings per share	**2.07**	2.80	1.87	2.40	0.32
Dividends per share	**0.84**	0.74	0.65	0.61	0.57
Special dividend per share	**1.00**	2.50	-	-	-
Shareholders' equity per share	**17.93**	19.10	16.30	15.02	13.53
Dividend cover - times	**2.46**	3.78	2.88	3.79	0.73

Note: The presentation of certain figures for prior years has been changed to conform with that used for the current year.

Earnings and dividends per share
每股盈利及每股股息



(Total HK$ / 總計港幣元)
Earnings 盈利
Dividends 股息
3.00
2.50
2.00
1.50
1.00
0.50
0
94 95 96 97 98 99 00 01 02 03

Shareholders' equity per share
每股股東股權



(Total HK$ / 總計港幣元)
20
15
10
5
0
94 95 96 97 98 99 00 01 02 03

1998	1997	1996	1995	1994	
					(港幣百萬元)
2,028	2,375	2,462	2,391	2,418	營業總額
117	323	573	397	500	營業淨溢利
43	40	(6)	8	(2)	應佔共控公司除稅後業績
146	320	495	331	414	股東應佔溢利
111	148	148	148	174	股息
					資金運用：
1,895	1,057	401	324	367	固定資產
1,426	1,940	2,428	2,068	1,913	其他資產
3,321	2,997	2,829	2,392	2,280	
659	455	455	364	433	減：流動負債
2,662	2,542	2,374	2,028	1,847	
					資本來源：
2,541	2,537	2,369	2,023	1,842	股東股權
5	5	5	5	5	少數股東權益
116	–	–	–	–	長期借款
2,662	2,542	2,374	2,028	1,847	
					(港元)
0.79	1.73	2.67	2.23	2.41	每股盈利
0.44	0.60	0.80	0.80	0.94	每股股息
–	–	–	–	–	每股特別股息
13.72	13.70	12.79	10.93	9.95	每股股東股權
1.31	2.16	3.34	2.24	2.38	盈利對股息比率倍數

附註：過往年度若干數字之表示法已予更改，使之與本年度所採用之表示法一致。

Chairman's Statement
主席報告書

Results

Profit after tax attributable to shareholders for the year was HK$345 million, which represented a decrease of 26% from the previous year.

2003 was a challenging year for the Company and the aviation industry in Hong Kong as a result of the SARS outbreak in the region, and the result for the year reflects the drop in aircraft movements through Hong Kong International Airport and the deferral of heavy maintenance due to base customers temporarily grounding some of their aircraft. In addition, the 2002 result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in 2003 was a charge of HK$1 million.

The contribution from jointly controlled companies continued to grow in 2003, with their combined share of profits after tax increasing from HK$227 million to HK$263 million. The contribution from Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") increased from HK$71 million to HK$81 million, including a non-recurring profit of HK$12 million from its sale of an interest in GE Engine Services (Xiamen) Company Limited ("GEES"), while that from Hong Kong Aero Engine Services Limited ("HAESL") was HK$158 million (2002: HK$141 million).

業績

本年度之股東應佔除稅後溢利為港幣三億四千五百萬元，此業績較上年度下降百分之二十六。

由於區內爆發非典型肺炎疫潮，二零零三年對本公司及香港航空業而言是充滿考驗的一年。本年度之業績反映進出香港國際機場之航班數目有所下降，以及基地維修顧客暫時將部分飛機停泊，導致大型維修工程延期進行。此外，二零零二年度之業績包括將過去數個財政年度為或未能悉數收賬之應收客戶款項及存貨報廢之準備港幣七千萬元回撥。二零零三年之相應數字則為準備開支港幣一百萬元。

來自共控公司之業績貢獻於二零零三年間繼續增長，各共控公司之除稅後溢利由港幣二億二千七百萬元增加至港幣二億六千三百萬元。來自廈門太古飛機工程有限公司(廈門太古飛機工程公司)之業績貢獻由港幣七千一百萬元增加至港幣八千一百萬元，其中包括來自出售通用電氣發動機服務(廈門)有限公司(通用電氣發動機服務公司)權益所得之非經常性溢利港幣一千二百萬元；而香港航空發動機維修服務有限公司(香港航空發動機維修服務公司)之業績貢獻則為港幣一億五千八百萬元(二零零二年為港幣一億四千一百萬元)。


HXO

Aircraft washing at Chek Lap Kok, Hong Kong
於香港赤鱲角進行飛機清洗

業務回顧

本公司是唯一在香港國際機場提供全面飛機維修服務之公司。本公司之設施包括一個可完全容納三架廣體飛機之單一機庫和相關之維修工場及辦公室，及位於將軍澳一幢設有部件與航電大修工場和行政辦公室之五層高樓宇。本公司於機場大樓亦有佔用樓面。

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line Maintenance

The line maintenance division employs around 1,600 people (2002: 1,550) who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2002, the average number of aircraft handled daily was 200, and this level of activity continued into early 2003. However, due to SARS this number dropped to 107 in May, before gradually returning to a normal level by about the end of September. The average number of aircraft handled daily during the last quarter of the year was 212, a 6% increase compared with 2002. This level of activity is expected to continue into 2004, although this market in Hong Kong continues to be price-sensitive, with consequent pressure on margins.

外勤維修

外勤維修部僱用員工約一千六百人(二零零二年為一千五百五十人)，為於香港國際機場營運航班之航空公司提供全面之技術性及非技術性服務。在香港，本公司是提供此類服務之主要供應商，因此部門之業績表現主要受進出機場之航班數目影響。在二零零二年，平均每日處理飛機數目為二百架，此工程量持續至二零零三年初。然而，非典型肺炎疫潮爆發導致此數字於五月份下跌至一百零七架，至九月底左右始逐漸回復至正常水平。本年最後一季平均每日處理飛機數目為二百一十二架，與二零零二年比較增加百分之六。雖然在香港，價格仍容易受市場波動影響，從而對邊際利潤構成壓力，但預期此工程量可持續至二零零四年。

Heavy maintenance at Chek Lap Kok, Hong Kong
於香港赤鱲角進行大型維修工程



基地維修

基地維修部僱用員工約一千零二十人(二零零二年為一千一百三十人)，為依賴本公司提供綜合支援服務之客戶進行全面之定期維修檢查，並為不同類型之飛機進行定期檢查、改裝及大修工程。部門進行之工程中，約百分之四十四乃來自三家營運定期航班之香港航空公司，分別為國泰航空公司、香港華民航空公司及港龍航空公司。部門無論在價格、機庫可用空間、周轉時間及工藝質素上足與世界任何同業競爭。機庫在九月底前使用量繁多，但在最後一季則使用量不足。預期二零零四年間設施將如以往般得到充份使用。二零零三年售出之工時為一百三十五萬小時，較二零零二年減少百分之二。在現時之輪值編制下，最高可用工時為一百四十萬小時，其中包括三十萬小時加班工時。

部件及航電大修

大修部位於將軍澳一幢五層高樓宇，擁有逾七千平方米之現代化工場空間，並僱用員工約二百二十人。隨著外勤維修部及基地維修部於二零零三年間所進行之工程量減少，此部門所修理之部件數量亦有所下降，對營業溢利之貢獻因而減少百分之五十七。此外，種種跡象顯示原件生產商銳意提升其在售後服務市場之佔有率，故此交由本公司處理之部件數量將隨而下降。

Base Maintenance

The base maintenance division employs around 1,020 people (2002: 1,130) who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 44% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy until the end of September, but has been under-utilised during the last quarter. It is expected that the facility will return to full utilisation in 2004. Man-hours sold in 2003 were 1.35 million, a 2% decrease when compared with 2002. Operating with the existing shift patterns, the maximum available man-hours is 1.4 million, which includes 0.3 million man-hours of overtime.

Component and Avionics Overhaul

The overhaul division occupies more than 7,000 square metres of modern workshop space in a five-storey building at Tseung Kwan O and employs around 220 people. With reduced work being undertaken by both line and base maintenance during 2003, this division experienced a drop in the number of components to be repaired, and a 57% decrease in contribution to operating profit. In addition, it is becoming apparent that Original Equipment Manufacturers have decided to increase their presence in the after-sales service market, with a consequent drop in volume of the number of components coming to the Company.

Jointly Controlled Companies

TAECO opened its third hangar on 24th March 2003. Each of the hangars is capable of fully enclosing two wide-bodied aircraft. Most of TAECO's capacity has been taken up by shareholder customers or their affiliates, but with the increased capacity provided by the third hangar, there will be a need to find additional third-party customers. As with base maintenance in Hong Kong, customers deferred heavy maintenance checks planned for the second half of the year into 2004 and this adversely affected TAECO's result for the year. On the other hand, while still only representing about 1% of turnover, line maintenance operations continued to expand and an office was opened in Beijing late in the year. In December 2003, the line maintenance operations handled about 500 flights in Beijing, Xiamen and Shanghai, almost double the average number of flights handled per month in 2002.

In October 2003, Boeing announced that it was initiating a programme to convert Boeing 747-400 passenger aircraft to freighters, and that the first three such conversions would be done by TAECO, with work starting in 2005. There have been subsequent announcements that Cathay Pacific Airways Limited will be the launch customer for this programme, and that it will convert at least six, and possibly as many as twelve, passenger aircraft into freighters. The sixth such conversion is due for delivery by the end of 2007.

The number of engine arisings in GEES since it opened had been disappointing compared to the initial business plan and projections by the General Electric Company ("GE") indicated that losses would continue for at least another 5 years; in view of this, GE offered to buy out the other shareholders for a price equating to their original investment.

共控公司

廈門太古飛機工程公司第三個機庫於二零零三年三月二十四日啟用。每個機庫均可完全容納兩架廣體飛機。廈門太古飛機工程公司之機庫設施大部分為股東客戶或其聯繫機構使用，但隨著第三個機庫落成而提供更多設施，將有需要去尋找第三方客戶。正如香港基地維修之情況一樣，多個客戶將原本計劃於下半年進行之大型維修檢查工程推遲至二零零四年，因而對廈門太古飛機工程公司本年度業績造成不利影響。另一方面，儘管外勤維修業務仍然只佔營業總額約百分之一，但此業務持續增長，並於本年底在北京開設一所辦事處。二零零三年十二月，外勤維修業務於北京、廈門及上海處理約五百班航班，幾為二零零二年每月平均處理之航班數目之兩倍。

二零零三年十月，波音公司宣佈著手進行一項計劃，將波音747-400型客機改裝為貨機，首三項改裝工程將由廈門太古飛機工程公司進行，於二零零五年展開工程。該公司隨後作出多項宣佈，聲稱國泰航空有限公司將成為該項計劃之首位顧客，且將改裝最少六架客機為貨機，數目並有可能多至十二架。第六架改裝完成之貨機預期於二零零七年底交付。

通用電氣發動機服務公司自啟用以來所處理之發動機數目，與最初之業務計劃相比令人失望，而通用電氣公司(通用電氣)所作之預測顯示，未來最少五年將繼續錄得虧損；有見及此，通用電氣提出以相等於原來投資額的價格，向其他股東全數買入其股權。

本公司持有百分之四十五權益之香港航空發動機維修服務公司，為其主要顧客國泰航空公司處理之發動機數目亦有下降，但該公司為其他業務並未受非典型肺炎疫潮影響之顧客處理之發動機數目增加，足可抵銷大部分的不足量。結果收益及溢利率均有所提高，本年再次有良好之表現。二零零三年其設施所處理之發動機數目為一百七十九台，較二零零二年之工程量增加百分之十。該公司約三成八之收益來自為國泰航空公司進行之工程，此外亦為勞斯萊斯公司、亞聯酋航空公司、泰國國際航空公司、馬來西亞航空公司及中國南方航空公司提供重大之發動機工程服務。香港航空發動機維修服務公司擁有二成權益之新加坡航空發動機維修服務有限公司業績與預期相若，預期二零零四年之溢利率將有所提高。

While HAESL, in which the Company has a 45% interest, also experienced a reduction in engine arisings from Cathay Pacific Airways, its main customer, it was able to replace most of this shortfall by additional arisings from customers whose operations were not affected by SARS. Consequently it has had another good year, with increased revenue and improved profitability. The number of engines put through its facility in 2003 was 179, a 10% increase on throughput in 2002. In addition to work performed for Cathay Pacific Airways, which accounted for about 38% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Thai International, Malaysian Airlines and China Southern Airlines. The result for Singapore Aero Engine Services Pte. Limited, in which HAESL has a 20% interest, was in line with expectations and increased profitability is expected in 2004.

Components testing at Tseung Kwan O, Hong Kong
於香港將軍澳作部件測試



MAS
MAS

The Company owns 49% of Goodrich Asia-Pacific Limited, which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. It continued to perform well. The Xiamen based Goodrich TAECO Aeronautical Systems Limited, in which TAECO has a 35% interest, had an increase in demand for its services and was profitable.

Goodrich Asia-Pacific Limited於香港粉嶺從事碳質掣動片整修及輪轂大修業務，本公司持有其中四成九權益。該公司繼續有良好之表現。以廈門為基地之廈門豪富太古宇航有限公司，其中廈門太古飛機工程公司持有三成五權益，該公司之服務需求有所增加，並錄得盈利。

Taikoo (Shandong) Aircraft Engineering Company Limited (formerly Shandong TAECO Aircraft Engineering Company Limited), in which the Company and TAECO have a combined interest of 30%, provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft. It is expanding its capacity and capabilities to meet customers' projected needs. A second hangar was opened in May 2003. This company is profitable.

山東太古飛機工程有限公司由本公司及廈門太古飛機工程公司合共持有其中三成權益，為狹體飛機(特別是波音737型飛機)提供大型維修服務。該公司正致力擴展其工程能力與規模，以應付客戶未來之需求。第二個機庫於二零零三年五月落成啟用。該公司錄得盈利。

In-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown in 2003 and the company is profitable.

In-Services Asia Limited乃一家共控公司，本公司持有其中三成五權益。該公司出售 Intertechnique 部件，並為客戶提供保用及修理服務。其於二零零三年之收益有所增長，並錄得盈利。

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, provides computerised testing of components. In a difficult market, it has not met volume expectations, but is expecting an improvement in 2004.

EADS SOGERMA HAECO Services Company Limited乃一家共控公司，本公司持有其中五成權益。該公司提供電腦化部件測試服務。面對市場困難，該公司之營業額未有達到預期水平，但二零零四年可望有所改善。

Honeywell TAECO Aerospace (Xiamen) Company Limited, a jointly controlled company in which the Group has an attributable 30% interest, had a strong year, with increased revenue and profitability.

廈門霍尼韋爾太古宇航有限公司乃一家共控公司，本集團持有其中三成應佔權益。該公司本年度表現強勁，收益及溢利率均有所增長。


Arc Welding
HAESL

Engine service facility at HAESL, Tseung Kwan O, Hong Kong
香港航空發動機維修服務公司位於香港將軍澳的發動機維修設施

Financial Review 財務回顧

Turnover *營業總額*

(in HK$ Million)	Note 附註	2003	2002	Change 變幅	(港幣百萬元)
The Company and its subsidiary company	1	**1,987**	2,078	-4%	本公司及其附屬公司
HAESL		**3,636**	3,356	8%	香港航空發動機維修服務公司
TAECO		**607**	583	4%	廈門太古飛機工程公司
Other jointly controlled companies		**316**	272	16%	其他共控公司
Total		**6,546**	6,289	4%	總計

Notes: 1 As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2 The whole of the turnover for the jointly controlled companies is included in this table.

附註：1 如按香港年報規定於損益賬內所披露。
2 共控公司營業總額全數包括在本表內。

Dividend

An interim dividend of HK$0.28 per share was paid on 22nd September 2003. Your Directors have recommended a final dividend for 2003 of HK$0.56 per share and the proposed total ordinary distribution per share represents an increase of 14% over that declared for 2002. This distribution is covered 2.46 times.

The Directors have also recommended a special dividend of HK$1.00 per share (2002: HK$2.50), which would be payable with the final dividend.

The total dividends paid and proposed in respect of 2003 amount to HK$306 million.

Net Assets

Net assets decreased during the year from HK$3,286 million to HK$3,088 million. Capital expenditure amounted to HK$47 million, mostly on computer systems, tooling and vehicles used at the airport. Working capital decreased from HK$500 million to HK$383 million primarily because of the special dividend payment.

Net Liquid Funds and Financing

Cash, cash equivalents and short term deposits decreased by HK$127 million to HK$420 million during the year, with strong net operating cash flow. Dividends and shareholder loan repayments from the jointly controlled companies amounted to HK$221 million, while the special dividend paid was HK$416 million. The Company is expected to generate liquid funds during 2004 that will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$100 million is subject to renewal during 2004.

股息

中期股息每股港幣0.28元已於二零零三年九月二十二日派發。董事局建議派發二零零三年度末期股息每股港幣0.56元，每股擬派之普通股股息總計比二零零二年之派息增加百分之十四。盈利股息比率為2.46倍。

董事局亦建議連同末期股息派發特別股息每股港幣1.00元（二零零二年為港幣2.50元）。

二零零三年度之已付及擬派股息總計為港幣三億零六百萬元。

資產淨值

年內資產淨值由港幣三十二億八千六百萬元減少至港幣三十億八千八百萬元。資本開支總計港幣四千七百萬元，大部分用於機場使用之電腦系統、工具及汽車。營運資金由港幣五億元減少至港幣三億八千三百萬元，主要原因乃支付特別股息。

流動資金淨值及融資

年內之現金、現金等價物及短期存款減少港幣一億二千七百萬元至港幣四億二千萬元，營業現金流入淨額表現強勁。來自共控公司之股息及股東借款償還數額為港幣二億二千一百萬元，而已付特別股息為港幣四億一千六百萬元。本公司預計於二零零四年內可帶來之流動資金超過其營業、營運資金及預算資本性開支需要。此外，本公司議好之信貸安排相當於港幣四億五千四百萬元，其中港幣一億元需於二零零四年內續期。

貨幣浮動

本集團之收入以港幣或美元為主。本公司及其以香港為基地之共控公司之營運成本及資本性開支均以同類貨幣為主，而其在中國內地之各共控公司之開支則以人民幣計算。

環境保護

本公司了解其業務會對所在之環境造成影響，因此致力監控並減低其影響之程度。於遷往赤鱲角香港國際機場及於將軍澳興建新設施時，本公司設置了多套環保系統，務求減低污水及廢氣對環境造成之影響。自此，本公司已確定了多項計劃以求進一步減少能源及資源之使用量，並在可行之情況下循環再用廢料。在二零零三年，本公司動用港幣三百萬元(二零零二年為港幣四百萬元)作為資本性及經常性開支以達到此等目標，並計劃二零零四年將款額增加至港幣四百萬元。

Currency Fluctuations

The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled companies is substantially in the same currencies as are those of its jointly controlled companies in Mainland China, which also use Renminbi.

Environment

The Company recognises that its operations could impact the environment in which it operates, and it endeavours to monitor and to reduce the extent to which they do so. When it moved to Hong Kong International Airport at Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to further reduce energy and resource usage, and to recycle waste where practicable. In 2003, the Company spent HK$3 million (2002: HK$4 million) on capital and recurring expenditure to achieve those objectives, and plans to increase this to HK$4 million in 2004.

Maintenance facility at TAECO, Xiamen, Mainland China
廈門太古飛機工程公司位於中國內地廈門的維修設施


厦门太古

Staff

The Company employed 3,445 staff at the end of 2003, a small decrease from the end of 2002. This number included 85 craftsmen and engineering apprentice trainees for TAECO and 148 full-time HAECO employees who have been seconded to TAECO.

In addition, TAECO employed 1,779 local staff and HAESL 678 staff.

In what has been a difficult year, the result reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I should like to thank them for their continuing support.

Outlook

The Interim Report indicated that the outlook for the second half of the year was uncertain, with the number of flights through Hong Kong picking up but with indications that major customers would defer some heavy maintenance into 2004. With the exception of HAESL, this has proved to be the case.

However, by the end of the year, line maintenance operations were close to normal and some growth is expected in 2004 as confidence returns to the region. In addition, the heavy maintenance work deferred from 2003 has resulted in good forward bookings for 2004 and the hangar and engine overhaul facilities are expected to be working at effectively full capacity during the first half of the year.

David Turnbull
Chairman
Hong Kong, 9th March 2004

員工

本公司於二零零三年底僱用員工三千四百四十五人，較二零零二年底略為減少。此數字包括來自廈門太古飛機工程公司接受培訓之八十五名技工及工程學徒，以及一百四十八名借調往該公司之港機工程全職僱員。

此外，廈門太古飛機工程公司僱用一千七百七十九名當地員工，香港航空發動機維修服務公司則僱用六百七十八名員工。

在如此困難的一年，能有此業績實乃全體員工辛勤努力及忠心服務之成果。本席謹代表股東衷心感謝他們一直以來之支持。

展望未來

中期報告指出本年下半年之業績展望並不明朗，進出香港之航班數目雖有所回升，但主要客戶均指出會將部分大型維修工程推遲至二零零四年。除香港航空發動機維修服務公司外，一切就如所料。

然而到年底，外勤維修業務已接近正常水平，由於區內信心已回復，因此預期二零零四年會有所增長。此外，由於二零零三年之大型維修工程延期進行，令二零零四年之前期預訂情況良好，預期機庫及發動機大修設施在上半年間將獲得充分使用。

主席
唐寶麟
香港，二零零四年三月九日

Corporate Governance
公司管治

董事局致力達致高水平之公司管治，本公司全年均遵守上市規則內之最佳應用守則所開列之規定。下文説明本公司如何應用最佳應用守則所開列之各項準則。

The Board is committed to a high standard of corporate governance and throughout the year the Company has complied with the provisions of the Code of Best Practice as set out in the Listing Rules. The following describes how the principles set out in the Code have been applied.

董事局

董事局現時共有十一位成員，包括七位非常務董事，其中三位為獨立非常務董事，以及包括主席在內共四位常務董事。各董事之簡歷於第十七頁列述。

董事局每年召開六次正式會議，另於其他時間傳閱涉及重要事項之董事局文件以供批核。二零零三年之平均出席率為百分之九十。

各董事就集團之長遠發展及確保賬目真實公平而對股東、僱員及其他利益相關者負責。為此，董事局保留權力對若干事宜作出決策，此等事宜包括所有主要之策略及財務決策。為使董事局能執行職責，各董事均可及時而全面地獲得提供所有有關資料。非常務董事亦被鼓勵參觀集團之業務運作。

各董事在獲選後，均須於第三屆股東週年大會上告退。

The Board of Directors

The Board currently has eleven members, comprising seven Non-Executive Directors, three of whom are independent, and four Executive Directors, including the Chairman. Biographies of all the Directors are presented on page 17.

The Board meets formally six times a year and Board papers dealing with important matters are circulated for approval at other times. The average attendance in 2003 was 90%.

The Directors are responsible to the shareholders, employees and other stakeholders for the long-term development of the Group and for ensuring that the accounts show a true and fair view. To this end, certain matters are reserved for the decision of the Board including all major strategic and financial decisions. To enable the Board to perform its duties, all Directors have full and timely access to all relevant information. Non-Executive Directors are encouraged to visit the Group's operations.

Each Director is required to retire at the third annual general meeting following his election.

執行委員會

執行委員會之成員包括常務董事(公司主席除外)、兩位非常務董事(其中一位主持每月之會議)，以及三位來自本公司、其共控公司及客戶之高級行政人員。執行委員會負責監察本公司之日常運作，並對董事局負責。

Executive Committee

The Executive Committee comprises the Executive Directors, (excluding the Company Chairman), two Non-Executive Directors, one of whom chairs the monthly meetings, and three senior executives from the Company, its jointly controlled companies and customers. It is responsible to the Board for overseeing the day to day operation of the Company.

Audit Committee

The Board has established an Audit Committee comprising three Non-Executive Directors, two of whom, including the Chairman, Dinty Dickson Leach, are independent Non-Executive Directors. In 2003, the Committee met three times with 100% attendance. It reviews and reports to the Board on the published financial information and the internal controls and risk management procedures of the Company and its managed jointly controlled companies. The external auditors attend these meetings, parts of which are held without any management of the Company being present. At the invitation of the Committee, the Finance Director regularly attends meetings of the Committee, as do the Swire Group Internal Auditor, the Management Information Department manager and the Quality Assurance manager as appropriate.

Remuneration Committee

At its meeting in November 2003, the Board established a Remuneration Committee comprising three Non-Executive Directors, two of whom are independent Non-Executive Directors. The Committee is chaired by Peter Johansen and will meet at least once a year. The principal role of the Committee is to determine and review the Company's policy for remunerating its Executive Directors and the remuneration packages of individual Executive Directors. At its meeting in December, after due consideration by reference to relevant comparator companies, the Committee approved the remuneration packages for those individual Directors.

Internal Audit

In order to review the system of internal control and to assess the effectiveness of risk management procedures, the Company contracts with the Swire Group Internal Audit Department for the provision of internal audit services, and also has a small team of its own auditors who undertake compliance audits. The Swire Group Internal Auditor reports to the Company's Chairman and the Audit Committee, while the Company's internal auditors report to the Audit Committee through the Finance Director.

審核委員會

董事局成立了一個審核委員會，其成員包括三位非常務董事，當中包括主席李德信在內之兩位為獨立非常務董事。審核委員會於二零零三年共召開三次會議，出席率均為百分百。審核委員會審閱本公司及其管理之共控公司所公佈之財務資料，和檢討其內部監控及風險管理程序，並向董事局報告。外聘核數師出席此等會議，而此等會議部分環節在沒有本公司管理層列席之情況下進行。財務董事應審核委員會之邀請，定期出席審核委員會之會議，太古集團內部核數師、資訊管理部經理及品質保證經理亦會在適當時候出席審核委員會之會議。

酬金委員會

在二零零三年十一月之會議上，董事局成立了一個酬金委員會，其成員包括三位非常務董事，其中兩位為獨立非常務董事。酬金委員會由容漢新出任主席，每年最少召開一次會議。該委員會之主要職責為釐定及檢討本公司發放薪酬予常務董事之政策，及個別常務董事之薪酬福利。在與相若公司比較並經過慎重考慮後，該委員會在十二月召開之會議上通過批准此等個別董事之薪酬福利。

內部審核

為檢討內部監控制度及評估風險管理程序之成效，本公司與太古集團內部審核部訂定合約，由該部門提供內部審核服務，本公司亦自聘一小組核數師負責符合性審核之工作。太古集團內部核數師向本公司主席及審核委員會報告，而本公司之核數師則透過財務董事向審核委員會報告。

Directors
董事

常務董事

唐寶麟[†]，現年四十八歲，自一九九五年九月起出任董事局主席。彼於一九九零年一月至一九九三年十二月期間出任本公司董事兼董事總經理，並於一九九五年三月再次加入董事局。彼亦為國泰航空有限公司副主席兼行政總裁，並為太古股份有限公司及香港太古集團有限公司董事。彼於一九七六年加入太古集團。

陳炳傑，現年五十八歲，於二零零一年八月八日獲委任為副主席兼行政總裁。彼於一九六六年首次加入本公司，於一九九零年六月離職，當時為副總工程師（維修）。彼於一九九二年十二月再次加入本公司為總經理（基地維修及中國業務），於一九九三年十一月獲委任為董事，一九九八年七月獲委任為董事總經理。

馬文博[†]，現年五十三歲，自二零零零年十月起出任財務董事。彼於一九九一年八月至一九九七年十月期間出任公司秘書。彼於一九八一年加入太古集團。

馬海文，現年四十三歲，於二零零一年十月加入本公司，並於二零零二年二月一日獲委任為董事（工程）。彼曾為國泰航空有限公司工程策劃及技術供應總經理。彼於一九八七年加入太古集團。

非常務董事

梁德基，現年五十八歲，自一九九八年五月起出任本公司董事。彼為國泰航空有限公司工務董事，並為香港航空發動機維修服務有限公司及聯誼工程有限公司董事。彼乃國泰航空有限公司之僱員。

代董事：簡柏基

Executive Directors

David Turnbull[†], aged 48, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He is also Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire group in 1976.

Chan Ping Kit, aged 58, was appointed Deputy Chairman and Chief Executive Officer on 8th August 2001. He first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director in November 1993 and Managing Director in July 1998.

Marven Bowles[†], aged 53, has been Finance Director since October 2000. He was Company Secretary from August 1991 to October 1997. He joined the Swire group in 1981.

Mark Hayman, aged 43, joined the Company in October 2001 and was appointed Director (Engineering) on 1st February 2002. He was previously General Manager Engineering Planning and Technical Supplies of Cathay Pacific Airways Limited. He joined the Swire group in 1987.

Non-Executive Directors

Derek Cridland, aged 58, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of Hong Kong Aero Engine Services Limited and Associated Engineers Limited. He is an employee of Cathay Pacific Airways Limited.

Alternate: Chris Gibbs

Davy Ho Cho Ying[†], aged 56, was appointed a Director in September 1999. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited.

Peter Johansen[#*†], aged 61, has been a Director since July 1984 and is Chairman of the Remuneration Committee. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire and Sons Limited and Swire Pacific Limited.

Tony Tyler[†], aged 48, has been a Director of the Company since December 1996. He joined the Swire group in 1977 and has worked with the group in Australia, the Philippines, Canada, Japan and Europe. He is a Director of John Swire & Sons (H.K.) Limited, Director Corporate Development of Cathay Pacific Airways Limited, Chairman of AHK Air Hong Kong Limited and a Director of Hong Kong Dragon Airlines Limited.

Independent Non-Executive Directors

Dinty Dickson Leach[#*], aged 58, has been a Director of the Company since July 1986 and is Chairman of the Audit Committee. He is also Vice Chairman of CLP Holdings Limited, Chairman of Tai Ping Carpets International Limited, a Director of The Hongkong & Shanghai Hotels, Limited and Chairman of Sir Elly Kadoorie & Sons Limited.
Alternate: The Hon. Michael Kadoorie

Dr. Alex Wu Shu Chih[#], CBE, LLD, JP, aged 83, has been a Director of the Company since January 1983. He is also Chairman of Fidelity Management Limited and a Non-Executive Director of a number of listed companies including Hong Kong Ferry Co. Limited.

Lincoln Leong Kwok Kuen[*], aged 43, was appointed a Director of the Company in March 2003. He is also Finance Director of MTR Corporation Limited and a Director of Tai Ping Carpets International Limited.

Notes
 # Member of the Audit Committee
** Member of the Remuneration Committee*
† These Directors are employees of the John Swire & Sons Limited group.

何祖英[†]，現年五十六歲，於一九九九年九月獲委任為董事。彼於一九七零年加入太古集團，曾在集團之香港及台灣辦事處工作。彼亦為太古股份有限公司及香港太古集團有限公司董事。

容漢新[#*†]，現年六十一歲，自一九八四年七月起出任董事，為酬金委員會主席。彼於一九七三年加入太古集團，曾在集團之香港及日本辦事處工作。彼亦為英國太古集團有限公司及太古股份有限公司董事。

湯彥麟[†]，現年四十八歲，自一九九六年十二月起出任本公司董事。彼於一九七七年加入太古集團，曾在集團之澳洲、菲律賓、加拿大、日本及歐洲辦事處工作。彼為香港太古集團有限公司董事、國泰航空有限公司企業發展董事、香港華民航空有限公司主席及港龍航空有限公司董事。

獨立非常務董事

李德信[#*]，現年五十八歲，自一九八六年七月起出任本公司董事，為審核委員會主席。彼亦為中電控股有限公司副主席、太平地氈國際有限公司主席、香港上海酒店有限公司董事，以及嘉道理父子有限公司主席。
代董事：米高嘉道理

吳樹熾博士[#]，CBE, LLD, JP，現年八十三歲，自一九八三年一月起出任本公司董事。彼亦為正信工商顧問有限公司主席及多間上市公司包括香港小輪有限公司之非常務董事。

梁國權[*]，現年四十三歲，於二零零三年三月獲委任為董事。彼亦為地鐵有限公司財務董事及太平地氈國際有限公司董事。

附註
 # 審核委員會成員
** 酬金委員會成員*
† 此等董事乃英國太古集團僱員

Executive Officers
行政人員

公司秘書

余陳秀梅，現年五十八歲，自二零零二年九月起出任公司秘書。彼於一九七八年加入太古集團。

行政人員

陳智雄，現年五十五歲，於一九六七年加入本公司，於一九九六年十二月獲委任為零件及航電大修總經理。彼亦為Goodrich Asia-Pacific Limited 董事兼總經理。

麥宗儒，現年三十六歲，於二零零二年九月加入本公司出任企業策劃總經理。彼之前任職國泰航空有限公司。

吳思豪，現年五十歲，曾於一九八七年首次加入本公司，於一九九一年離職。彼於一九九五年再次加入本公司，並於二零零二年十一月獲委任為人事總經理。

沙舒雅，現年五十六歲，曾於一九八七年加入本公司，於一九八九年離職。彼於一九九二年再次加入本公司，並於一九九八年八月獲委任為總經理，現為商務總經理，負責物資管理及商業職務。

胡雄光，現年五十二歲，於一九八一年加入本公司，並於二零零零年八月獲委任為財務總經理。

虞金林，現年五十六歲，曾於一九六七年首次加入本公司，於一九九零年離職。彼於一九九七年九月再次加入本公司出任基地維修總經理。並於一九九九年十二月獲委任為維修總經理。

Secretary

Margaret Yu Chan Sau Mui, aged 58, has been Company Secretary since September 2002. She joined the Swire group in 1978.

Executive Officers

Fred Chan Chi Hung, aged 55, joined the Company in 1967 and was appointed General Manager Component & Avionics Overhaul in December 1996. He is also Director and General Manager of Goodrich Asia-Pacific Limited.

Mak Chung Yu, aged 36, joined the Company from Cathay Pacific Airways Limited in September 2002 as General Manager Corporate Planning.

Thomas Ng Sze Ho, aged 50, first joined the Company in 1987 and resigned in 1991. He rejoined the Company in 1995 and was appointed General Manager Personnel in November 2002.

Ashok Sathianathan, aged 56, first joined the Company in 1987 and resigned in 1989. He rejoined the Company in 1992, was appointed a General Manager in August 1998 and is currently General Manager Commercial with responsibility for material management and commercial functions.

Woo Hung Kwong, aged 52, joined the Company in 1981 and was appointed General Manager Finance in August 2000.

Paul Yu Kam Lam, aged 56, first joined the Company in 1967 and resigned in 1990. He rejoined as General Manager Base Maintenance in September 1997 and was appointed General Manager Maintenance in December 1999.

Corporate Information
公司資料

Registered Office

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors

PricewaterhouseCoopers

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

(Toll free) 1-888-BNY-ADRs
Fax: (212) 571-3050
E-mail: ADR@bankofny.com
Website:
http://www.adrbny.com

Principal Banker

The Hongkong and Shanghai
Banking Corporation Limited

Registrars

Computershare Hong Kong
Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East,
Hong Kong

Website:
http://www.computershare.com.hk

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering
Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.haeco.com

註冊辦事處

香港金鐘道八十八號
太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

股票托管處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
U.S.A.

(美國境內免費電話) 1-888-BNY-ADRs
傳真：(212) 571-3050
電郵：ADR@bankofny.com
網址：http://www.adrbny.com

主要往來銀行

香港上海匯豐銀行有限公司

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

網址：
http://www.computershare.com.hk

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號
太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.haeco.com

Report of the Directors
董事局報告

董事局謹提呈截至二零零三年十二月三十一日止年度之報告書及經審核賬目。該等賬目詳列於第二十八頁至第五十一頁。

The Directors submit their report and the audited accounts for the year ended 31st December 2003 which are set out on pages 28 to 51.

主要業務及業績

香港飛機工程有限公司集團主要業務為經營商用飛機之大修及維修業務。其業務主要在香港進行。本集團之業績詳列於第二十八頁之綜合損益賬內。

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong. The results of the Group are set out in the consolidated profit and loss account on page 28.

十年財務概要

本集團之業績、資產及負債之十年財務概要載於第二頁及第三頁。

Ten year financial summary

A ten year financial summary of the results and of the assets and liabilities of the Group is shown on pages 2 and 3.

股息

董事局建議派發截至二零零三年十二月三十一日止年度之末期股息每普通股港幣0.56元及特別股息每普通股港幣1.00元，連同於二零零三年九月二十二日已派發之中期股息每普通股港幣0.28元，全年派息為每普通股港幣1.84元。全年派息總額為港幣三億零六百萬元。二零零三年末期股息及特別股息有待股東於二零零四年五月十一日召開之股東週年大會通過，股息預期於二零零四年五月二十日派發予於二零零四年五月十一日名列股東名冊內之股東。股票過戶手續將於二零零四年五月三日至二零零四年五月十一日(包括首尾兩天)暫停辦理。

Dividends

The Directors recommend the payment of a final dividend of HK$0.56 and a special dividend of HK$1.00 per ordinary share for the year ended 31st December 2003 which, together with the interim dividend of HK$0.28 per ordinary share paid on 22nd September 2003 makes a total dividend for the year of HK$1.84 per ordinary share. This represents a total distribution for the year of HK$306 million. Subject to the approval of the 2003 final dividend and special dividend by the shareholders at the Annual General Meeting on 11th May 2004, it is expected that the dividends will be paid on 20th May 2004 to shareholders registered on 11th May 2004. The shareholders' register will be closed from 3rd May 2004 to 11th May 2004, both dates inclusive.

儲備賬

本公司及本集團年內之儲備賬變動見賬目附註第18條。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 18 to the accounts.

Bank and other borrowings

The Company and its subsidiary have no bank loans at the end of the year. The details of other borrowings are shown in note 19 to the accounts.

銀行及其他借貸

本公司及其附屬公司於本年年底並無銀行借貸。其他借貸詳列於賬目附註第19條。

Interest

The details of interest are included in note 5 to the accounts.

利息

利息詳列於賬目附註第5條。

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

會計政策

本集團之主要會計政策見賬目附註第2條。

Donations

During the year the Company and its subsidiary made donations for charitable purposes totalling HK$1 million.

捐款

本年度內，本公司及其附屬公司之慈善捐款共達港幣一百萬元。

Fixed assets

Movements of fixed assets are shown in note 10 to the accounts.

固定資產

固定資產增減詳情，見賬目附註第10條。

Share capital

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company (2002 : 126,600 shares were purchased and cancelled).

股本

在回顧之年度內，本公司或其附屬公司並無購回、出售或贖回本公司之股份(二零零二年共有126,600股股份被購回並註銷)。

Agreement for services

There is an agreement for services, in respect of which John Swire & Sons (H.K.) Limited, a wholly-owned subsidiary of John Swire & Sons Limited, provides services to Hong Kong Aircraft Engineering Company Limited and its subsidiary and under which costs are reimbursed and a fee is payable. The agreement can be terminated by either party giving not less than twelve months' notice of termination expiring on 31st December 2005 or any subsequent 31st December.

Peter Johansen as a Director and shareholder of John Swire & Sons Limited is interested in this agreement. Marven Bowles, Davy Ho Cho Ying, David Turnbull and Tony Tyler being

服務協議

就英國太古集團有限公司之全資附屬公司香港太古集團有限公司為香港飛機工程有限公司及其附屬公司提供服務，以及有關支付服務成本及費用等事宜，雙方已訂立服務協議。協議任何一方均可給予不少於十二個月通知於二零零五年十二月三十一日或此後任何年份之十二月三十一日終止該協議。

容漢新作為英國太古集團有限公司之董事兼股東，在該協議中有利益關係。馬文博、何祖英、唐寶麟及湯彥麟均為英

國太古集團董事及僱員，在此協議中亦有利益關係。

Directors and employees of the John Swire & Sons Limited group are also interested in this agreement.

有關截至二零零三年十二月三十一日止年度之已付費用及代支費用，詳情見賬目附註第二十三條。

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2003 are given in note 23 to the accounts.

主要顧客及供應商（重要合約）

Major customers and suppliers (significant contracts)

年內，本集團之五大顧客及供應商分別佔本公司銷售額百分之七十及採購額百分之四十五。本集團之最大顧客國泰航空有限公司佔本公司銷售額百分之四十一，而最大供應商Aero Inventory (U.K.) Limited則佔本公司採購額百分之二十三。

70% of sales and 45% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 41% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited while 23% of purchases were made from the largest supplier, Aero Inventory (U.K.) Limited.

據董事局所知，並無董事、彼等之聯繫人士或任何擁有百分之五以上本公司已發行股本之股東（國泰航空有限公司除外），持有在上文披露之顧客或供應商之權益。

No Director, their associates or any shareholder who to the knowledge of the Directors owns more than 5% of the Company's issued share capital (other than in respect to Cathay Pacific Airways Limited) has an interest in the customers or suppliers disclosed above.

關連交易

Connected transactions

1. 在回顧之年度內，本公司將其部份風險向Spaciom Limited（「SPACIOM」）投保。該公司乃太古股份有限公司全資擁有之專屬自保保險公司，於馬恩島註冊成立。本公司與SPACIOM訂立之保單（「該保單」）為持續之關連交易。

   本公司就該保單由二零零三年四月一日至二零零四年三月三十一日有效期所繳付之保費為港幣四百三十七萬五千二百九十五元，預期本公司予SPACIOM之每年應付保費將超逾綜合有形資產淨額百分之零點零三，但亦少於此淨額百分之三。

1. During the year under review, the Company has placed part of its insurance through Spaciom Limited ("SPACIOM"), a captive insurance company incorporated in the Isle of Man and wholly-owned by Swire Pacific Limited. The policies placed by the Company with SPACIOM ("the Policies") are continuing connected transactions.

   The premium paid by the Company in respect of the Policies for the period 1st April 2003 to 31st March 2004 was HK$4,375,295 and it is expected that the yearly premium payable by the Company to SPACIOM will exceed 0.03% but be below 3% of the net consolidated tangible assets.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted the Company a waiver from strict compliance with the disclosure requirements under Chapter 14.25(1) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in connection with the Policies on each occasion they arise subject to certain conditions.

In accordance with these conditions, the Independent Non-Executive Directors of the Company have reviewed the Policies and confirmed that they were:

i) taken out by the Company in the usual and ordinary course of its business;
ii) written either (1) on normal commercial terms or (2) on terms no more favourable to SPACIOM than terms with independent third parties; and
iii) entered into on terms that are fair and reasonable insofar as the shareholders of the Company are concerned.

The Auditors of the Company have also reviewed the Policies and the following is an extract from their letter to the Board:

"As requested in the waiver letter, we have carried out certain review procedures in connection with the abovementioned connected transaction entered into during the year. Our review procedures included the following:

i) Ensured the Policies were properly approved by the Board of Directors of the Company;
ii) Checked that the yearly premium payable by the Company in 2003 in respect of the Policies is less than the higher of HK$10 million or 3% of the Company's consolidated net tangible assets as published in the annual report for the year ended 31st December 2003;
iii) Reviewed external quotations provided by external insurance companies via the Company's insurance consultant, Marsh, which indicated that overall premium for the abovementioned Policies were competitive and

香港聯合交易所有限公司(「香港聯合交易所」)已豁免本公司在每次訂立該等保單時嚴格遵守香港聯合交易所證券上市規則(「上市規則」)第14.25(1)條之披露規定，惟受若干條件規限。

按照此等條件規定，本公司之獨立非常務董事已審閱該等保單，並確認該等保單：

i) 由本公司按照一般正常商業運作過程訂立；
ii) 按(1)正常商業條款簽訂，或(2)與SPACIOM簽訂之條款不優厚於和獨立第三者簽訂之條款訂立；及
iii) 以對本公司股東而言公平合理之條款簽訂。

本公司之核數師亦已審閱該等保單，以下為核數師致董事局函之摘錄：

「按照豁免函件所述之要求，本核數師已就上述於年內達成之關連交易進行若干審閱程序。本核數師之審閱程序包括如下各項：

i) 確保該等保單由本公司董事局適當地批核；
ii) 查核本公司就該等保單於二零零三年之每年應付保費少於以下兩者中數額較高者：港幣一千萬元或本公司於截至二零零三年十二月三十一日止年度報告書所公佈之綜合有形資產淨額百分之三；
iii) 透過本公司之保險顧問Marsh審閱由外界保險公司提供之報價，而保險顧問指出，上述保單之保費總額具競爭力，且為盡可能最便宜之條款。根據此點，該等保單以不優厚於和獨立第三者簽訂之條款訂立。」

2. 本集團與國泰航空有限公司簽訂多項總數龐大之合約，相當於本集團二零零三年營業總額約百分之四十一，此等合約乃關於國泰航空有限公司之飛機及有關設備之維修及大修。此等合約均在本集團及國泰航空有限公司以按一般商業條件以及正常業務程序下而簽訂。

董事

名列於第十七頁及第十八頁之現任董事中，梁國權於二零零三年三月四日獲委任。此外，鮑天頌出任董事直至二零零三年十二月三十一日離任為止。其餘所有董事皆於年內全年任職，並於本報告書公佈之日仍然在任。

於本年度內之不同時間，簡柏基及米高嘉道理出任代董事。

根據本公司章程第93條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，馬文博、容漢新及唐寶麟於本年輪值告退，但因符合資格均願候選連任。

各董事均無與本公司訂有不可由僱主免付賠償金（法定之賠償金除外）而於一年內終止之服務合約。

董事酬金詳情見賬目附註第4條。

were the cheapest terms available. On this basis, the Policies have been entered into on terms no more favourable than terms with independent third parties."

2. Various contracts in relation to the maintenance and overhaul of Cathay Pacific Airways Limited's aircraft and related equipment, which in total are significant and represented approximately 41% of the Group's turnover in 2003, exist between the Group and Cathay Pacific Airways Limited. These contracts have all been concluded on normal commercial terms in the ordinary and usual course of business of the Group and Cathay Pacific Airways Limited.

Directors

Of the present Directors whose names are listed on pages 17 and 18, Lincoln Leong Kwok Kuen was appointed on 4th March 2003. In addition, John Paterson served as a Director until his resignation on 31st December 2003. All the remaining Directors served throughout the year and still hold office at the date of this report.

At various times during the year, Chris Gibbs and The Hon Michael Kadoorie served as alternate Directors.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith Marven Bowles, Peter Johansen and David Turnbull retire this year and being eligible, offer themselves for re-election.

None of the Directors has a service contract with the Company that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Details of Directors' remuneration are provided in note 4 to the Accounts.

Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

最佳應用守則

本公司全年均遵守上市規則附錄14內所開列之最佳應用守則。

Directors' interests

At 31st December 2003, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

董事權益

於二零零三年十二月三十一日，根據證券及期貨條例第352條須設立之名冊內所登記，以下董事在香港飛機工程有限公司之股份中持有實益：

	Personal 個人權益	Other 其他權益	Total 總計	Percentage of Issued Capital (%) 已發行股本百分比(%)	
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	2.27	米高嘉道理(代董事)
Dinty Dickson Leach	112,000	–	112,000	0.07	李德信

** The Hon Michael Kadoorie is a beneficiary of discretionary trusts which hold these shares.*

** 米高嘉道理是持有此等股份之全權信託之受益人。*

Other than as stated above, no Director or Chief Executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations, if any (within the meaning of Part XV of the SFO).

除上述外，本公司之董事或行政總裁並無在本公司或其任何相聯法團(如有，定義見證券及期貨條例第XV部)之股份或相關股份及債券中擁有任何實益或非實益之權益或淡倉。

Neither during nor prior to the year under review has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

在本年度內或之前，本公司之任何董事或彼等之配偶或未成年子女並無獲授權或行使權利，以認購本公司股份、認股權證或債券。

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the director's interest was material.

在本年度任何期間內，除在此報告內所述外，本公司或任何相關法團所簽訂之重要合約，概無董事在其中直接或間接擁有重大實益。

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

在本年度任何期間內，本公司或其任何相聯法團，概無任何安排，使公司董事得以購買本公司或其他法人團體之股份或債券而獲利。

主要股東及其他權益

根據證券及期貨條例第336條須設立之股份及淡倉權益名冊所載，於二零零三年十二月三十一日，本公司已獲通知主要股東於本公司之股份持有以下權益(定義見上市規則)，全部均為實益：

Substantial shareholders' and other interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2003 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

	Number of Shares 股份數目	Percentage of Issued Capital (%) 已發行股本百分比(%)	Remarks 備註
John Swire & Sons Limited 英國太古集團有限公司	99,649,103	59.91	
Swire Pacific Limited 太古股份有限公司	99,649,103	59.91	) Duplication of John Swire & Sons Limited's holding (see Note) 與英國太古集團有限公司之持股量重複(見附註)
Cathay Pacific Airways Limited 國泰航空有限公司	45,649,686	27.45	)

附註：於二零零三年十二月三十一日，英國太古集團直接或間接擁有之太古股份有限公司股份權益，為百分之二十九點三七已發行股本及百分之五十二點八二投票權；太古股份有限公司則持有國泰航空有限公司百分之四十六點三六控股權。

Note: At 31st December 2003, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued share capital and 52.82% of the voting rights; Swire Pacific Limited in turn controlled 46.36% of Cathay Pacific Airways Limited.

此外，於二零零三年十二月三十一日，根據股份及淡倉權益名冊所載，以投資經理人名義持有之本公司股份權益如下：

In addition, at 31st December 2003 the register of interests in shares and short positions showed the following interest in the shares of the Company held in the capacity of investment manager:

	Number of Shares 股份數目	Percentage of Issued Capital (%) 已發行股本百分比(%)
Marathon Asset Management Limited	14,985,730	9.01

核數師

在即將舉行之股東週年大會上將動議通過再聘請羅兵咸永道會計師事務所為本公司核數師之決議案。

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

承董事局命

By order of the Board

主席

唐寶麟

香港，二零零四年三月九日

David Turnbull

Chairman

Hong Kong, 9th March 2004

Consolidated profit and loss account 綜合損益賬

or the year ended 31st December 2003 截至二零零三年十二月三十一日止年度

	Note 附註	2003	2002	
(in HK$ Million)				*(港幣百萬元)*
Turnover	*2(i)*	**1,987**	2,078	**營業總額**
Operating expenses:				**營業開支：**
Staff remuneration	*3*	**(1,045)**	(1,040)	職員薪酬
Cost of direct material/job expenses		**(480)**	(367)	直接材料費用／工作開支
Depreciation	*10*	**(129)**	(126)	折舊
Operating lease rentals - land & buildings		**(50)**	(55)	營業租賃租金 — 土地及樓宇
Auditors' remuneration		**(1)**	(1)	核數師酬金
Changes in work in progress		**1**	(50)	未完工程變動
Other operating expenses		**(174)**	(236)	其他營業開支
Movements in doubtful debt and stock obsolescence provisions		**(1)**	70	呆賬及存貨報廢準備變動
Operating profit		**108**	273	**營業溢利**
Net finance (charges)/income	*5*	**(4)**	3	**財務(支出)／收入淨額**
Net operating profit		**104**	276	**營業淨溢利**
Share of results of jointly controlled companies	*12*	**307**	262	**應佔共控公司業績**
Profit before taxation		**411**	538	**除稅前溢利**
Taxation	*6*	**(66)**	(73)	**稅項**
Profit after taxation		**345**	465	**除稅後溢利**
Minority interest		**-**	-	**少數股東權益**
Profit attributable to shareholders	*7*	**345**	465	**股東應佔溢利**
Dividends				**股息**
Interim - paid		**47**	47	中期 — 已付
Final - proposed		**93**	76	末期 — 擬派
Special - proposed		**166**	416	特別 — 擬派
	8	**306**	539	
Earnings per share	*9*	**HK$2.07**	HK$2.80	**每股盈利**
Dividends per share	*8*			**每股股息**
Interim		**HK$0.28**	HK$0.28	中期
Final		**HK$0.56**	HK$0.46	末期
Special		**HK$1.00**	HK$2.50	特別
Total		**HK$1.84**	HK$3.24	合共

The notes on pages 33 to 51 form part of these accounts.

由第三十三頁至第五十一頁之附註均屬此賬目之一部份。

Consolidated balance sheet 綜合資產負債表

at 31st December 2003 二零零三年十二月三十一日結算

(in HK$ Million)	Note 附註	2003	2002	(港幣百萬元)
Fixed assets	10	**1,513**	1,597	**固定資產**
Investment in jointly controlled companies	12	**1,122**	1,070	**在共控公司之投資**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Promissory note	16	**-**	2	期票
Retirement benefit asset	13	**196**	156	退休金資產
Deferred taxation	14	**(140)**	(118)	遞延稅項
		61	45	
Current assets				**流動資產**
Stocks of aircraft parts	15	**33**	68	飛機零件存貨
Work in progress	15	**70**	69	未完工程
Debtors and prepayments	16	**202**	273	應收及預付賬項
Amounts due from jointly controlled companies		**15**	11	應收共控公司款項
Deposits and bank balances	20(d)	**420**	547	存款及銀行結存
		740	968	
Current liabilities				**流動負債**
Creditors and accruals	16	**329**	385	應付及應計賬項
Term loan due within one year	19	**4**	3	一年內期滿之長期借款
Amount due to jointly controlled companies		**15**	6	應付共控公司款項
		348	394	
Net current assets		**392**	574	**流動資產淨值**
		3,088	3,286	
Financed by:				資本來源：
Share capital	17	**166**	166	**股本**
Reserves	18	**2,817**	3,011	**儲備**
Shareholders' equity		**2,983**	3,177	**股東股權**
Minority interest		**5**	5	**少數股東權益**
Long term loan	19	**100**	104	**長期借款**
		3,088	3,286	

David Turnbull
Dinty Dickson Leach
Directors

董事
唐寶麟
李德信

Hong Kong, 9th March 2004

香港，二零零四年三月九日

The notes on pages 33 to 51 form part of these accounts.

由第三十三頁至第五十一頁之附註均屬此賬目之一部份。

Company balance sheet 公司資產負債表

at 31st December 2003 二零零三年十二月三十一日結算

	Note 附註	2003	2002	
(in HK$ Million)				*(港幣百萬元)*
Fixed assets	10	**1,513**	1,597	**固定資產**
Subsidiary company	11	**-**	-	**附屬公司**
Investment in jointly controlled companies	12	**322**	499	**在共控公司之投資**
Deferred items				**遞延項目**
Staff loans		**5**	5	職員借款
Promissory note	16	**-**	2	期票
Retirement benefit asset	13	**196**	156	退休金資產
Deferred taxation	14	**(140)**	(118)	遞延稅項
		61	45	
Current assets				**流動資產**
Stocks of aircraft parts	15	**33**	68	飛機零件存貨
Work in progress	15	**70**	69	未完工程
Debtors and prepayments	16	**202**	273	應收及預付賬項
Amounts due from jointly controlled companies		**15**	11	應收共控公司款項
Deposits and bank balances		**407**	534	存款及銀行結存
		727	955	
Current liabilities				**流動負債**
Creditors and accruals	16	**325**	380	應付及應計賬項
Term loan due within one year	19	**4**	3	一年內期滿之長期借款
Amount due to jointly controlled companies		**15**	6	應付共控公司款項
		344	389	
Net current assets		**383**	566	**流動資產淨值**
		2,279	2,707	
Financed by:				資本來源：
Share capital	17	**166**	166	**股本**
Reserves	18	**2,013**	2,437	**儲備**
Shareholders' equity		**2,179**	2,603	**股東股權**
Long term loan	19	**100**	104	**長期借款**
		2,279	2,707	

David Turnbull
Dinty Dickson Leach
Directors

董事
唐寶麟
李德信

Hong Kong, 9th March 2004

香港，二零零四年三月九日

The notes on pages 33 to 51 form part of these accounts.

由第三十三頁至第五十一頁之附註均屬此賬目之一部份。

Consolidated cash flow statement 綜合現金流量表

for the year ended 31st December 2003 截至二零零三年十二月三十一日止年度

	Note 附註	2003	2002	
(in HK$ Million)				*(港幣百萬元)*
Operating activities				**營運業務**
Cash generated from operations	*20(a)*	**253**	400	營業產生之現金
Interest paid		**(9)**	(9)	已付利息
Interest received		**6**	49	已收利息
Net cash inflow from operating activities		**250**	440	**營運業務之現金流入淨額**
Investing activities				**投資業務**
Purchase of fixed assets		**(47)**	(87)	購買固定資產
Sale of fixed assets		**2**	-	出售固定資產
Investment in jointly controlled companies		**-**	(1)	在共控公司之投資
Loans advanced to jointly controlled companies		**(11)**	(20)	予共控公司借款
Loans repaid by jointly controlled companies		**188**	-	共控公司償還借款
Dividends received from jointly controlled companies		**33**	40	已收共控公司之股息
Net decrease in staff loans		**-**	171	職員借款減少淨額
Net decrease/(increase) in short-term deposits maturing after three months		**60**	(60)	逾三個月定期之短期存款減少／(增加)淨額
Net cash inflow from investing activities		**225**	43	**投資業務之現金流入淨額**
Financing activities				**融資業務**
Repayment of term loan		**(3)**	(3)	償還長期借款
Repurchase of Company's shares		**-**	(1)	購回本公司股份
Dividends paid to shareholders		**(539)**	(117)	已付予股東之股息
Net cash outflow from financing activities		**(542)**	(121)	**融資業務之現金流出淨額**
(Decrease)/increase in cash and cash equivalents		**(67)**	362	**現金及現金等價物(減少)／增加**
Cash and cash equivalents at 1st January		**475**	113	一月一日結算之現金及現金等價物
Cash and cash equivalents at 31st December	*20(c)*	**408**	475	**十二月三十一日結算之現金及現金等價物**

The notes on pages 33 to 51 form part of these accounts.

由第三十三頁至第五十一頁之附註均屬此賬目之一部份。

Consolidated statement of changes in equity 綜合股權變動表

for the year ended 31st December 2003 截至二零零三年十二月三十一日止年度

(in HK$ Million)	Note 附註	2003	2002	(港幣百萬元)
Total equity at 1st January		**3,177**	2,830	一月一日結算之股權總計
Profit attributable to shareholders	18	**345**	465	股東應佔溢利
Repurchase of own shares				購回本公司股份
- premium paid on repurchase	18	**-**	(1)	一 購回溢價
Dividends paid	18	**(539)**	(117)	已付股息
Total equity at 31st December		**2,983**	3,177	十二月三十一日結算之股權總計

The notes on pages 33 to 51 form part of these accounts.

由第三十三頁至第五十一頁之附註均屬此賬目之一部份。

1. Principal activities

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance in Hong Kong. The principal activities of the Group's jointly controlled companies are set out on page 51.

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the jointly controlled companies are provided under note 12.

2. Statement of principal accounting policies

(a) Basis of preparation

The financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The only major change in accounting policies for 2003 is the adoption of SSAP 12 "Income Taxes" issued by the HKSA. The impact of SSAP 12 on the Group's result is minimal other than restating some comparatives for deferred taxation as a similar method was used in previous years.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of Hong Kong Aircraft Engineering Company Limited and its subsidiary company made up to 31st December.

The results of the subsidiary company are included in the consolidated profit and loss account and the minority interest therein is deducted from the consolidated profit after taxation.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated upon consolidation.

(c) Subsidiary company

A subsidiary is a company in which the Group has an interest of more than one half of the voting powers or otherwise has the power to govern the financial and operating policies.

(d) Jointly controlled companies

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.

1. 主要業務

香港飛機工程有限公司主要在香港從事商用飛機大修及維修業務。本集團之共控公司之主要業務見第五十一頁。

本公司在香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業績分項資料。

集團之共控公司全皆經營與本公司相同之業務，於香港及海外營運。共控公司之財務概要於附註12列述。

2. 主要會計政策説明

(a) 編製原則

各財務報表乃按照香港普遍接納之會計原則編製，並符合香港會計師公會頒佈之會計實務準則，以及香港聯合交易所有限公司上市規則附錄16所開列之披露要求。

二零零三年在會計政策方面之唯一主要改變，乃採用由香港會計師公會頒佈之會計實務準則第12號「收益税」。由於過往年度均採用類似之方法，因此除重列部分遞延税項之比較數字外，會計實務準則第12號對本集團業績之影響甚微。

(b) 綜合原則

綜合賬目包括香港飛機工程有限公司及其附屬公司結算至十二月三十一日之賬目。

附屬公司之業績已包括於綜合損益賬內，其中少數股東權益則自除税後綜合溢利扣除。

公司間交易、結存及集團公司間交易之未變現利益，均於合併時沖銷。

(c) 附屬公司

附屬公司乃指本集團持有逾半數投票權之權益或有權管治其財務及營業政策之公司。

(d) 共控公司

合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有一名參與之夥伴能對該實體之經濟活動進行單方面控制。

The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. In the Company's balance sheet, investments in jointly controlled companies are stated at cost less provision for permanent diminution in value, if any.

綜合損益賬包括本集團應佔共控公司之業績。在綜合資產負債表上，在共控公司之投資相等於本集團應佔資產淨值。在本公司資產負債表內，在共控公司之投資按成本扣除永久之減值準備(如有)列賬。

(e) Goodwill

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and jointly controlled companies over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. All goodwill arising before 1st January 2001 was eliminated against revenue reserve. Goodwill incurred after 1st January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line base over its estimated useful economic life.

Any impairment arising on goodwill is recognised in the profit and loss account immediately.

(e) 商譽值

綜合賬目所產生之商譽值，即收購附屬公司及共控公司之成本超過在收購當天本集團在可分資產淨值中應佔之公平價值。所有於二零零一年一月一日前產生之商譽值已於收益儲備中撇銷。二零零一年一月一日後產生之商譽值均需於資產負債表內資本化，及根據其估計之有效期以直線攤銷法計入損益賬中。

任何於商譽值產生之減值即時於損益賬中確認。

(f) Foreign currencies

Foreign currency denominated monetary assets and liabilities and the balance sheets, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign jointly controlled companies which are taken directly to revenue reserve.

The balance sheet of foreign jointly controlled companies denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the weighted average exchange rates during the year.

(f) 外幣

以外幣為單位之貨幣資產及負債及資產負債表，經按資產負債表結算日之兌換率化為港元。年內之外幣交易以交易日之市場匯兌率換算。兌換盈虧已列入損益賬，但於外國共控公司之投資淨額之未變現差額則除外，該等差額直接計入收益儲備內。

於年內，以外幣計值之外國共控公司之資產負債表以資產負債表結算日之兌換率折算，而損益賬則以加權平均匯率折算。

(g) Assets under operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(g) 營業租賃資產

當絕大部分資產之回報及風險擁有權為租賃公司所持有，租賃當作營業租賃入賬。

按營業租賃協議支付或應付之租賃費用，經合併計算按租賃期平均列入營業溢利賬中支銷。

(h) Fixed assets and depreciation

Fixed assets are carried at cost less depreciation.

Rates of depreciation are calculated to write off the cost of fixed assets over the estimated useful lives of the assets.

(h) 固定資產及折舊

固定資產按成本減折舊列賬。

折舊率按固定資產之估計可供使用年期撇銷其成本計算。

Any land premium payable on acquisition of leasehold land is depreciated from the date of occupation over the remaining lease period. Buildings associated with the activities carried out under the franchise agreement with the Airport Authority are amortised over the period of that franchise, that is, 20 years. Other buildings are amortised over 40 years. Facilities are depreciated over 20 years from the date of occupation. Plant and buildings under construction are not depreciated.

任何購買租賃土地應付之土地溢價由佔用當天起於餘下之租賃期內折舊。根據與機場管理局所訂專營權協議從事有關業務之樓宇按該專營權年期(即二十年)攤銷，其他樓宇則分四十年攤銷。設施由佔用當天起分二十年折舊。興建中廠房及樓宇不予折舊。

Where the carrying amount of an asset is greater than its estimated recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount.

如資產之賬面值高於其估計可收回值，則列算一項資本虧損以將資產值減至其可收回值。

The depreciation rates in use for other assets are as follows:

其他資產使用之折舊率如下:

Equipment, plant and machinery	10% to 33%
Motor vehicles, computer software	20%

設備、廠房及機器	10%至33%
汽車、電腦軟件	20%

The gain or loss on disposal of a fixed asset represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

出售固定資產損益乃指出售淨收入與資產賬面值之差額，並已列入損益賬中。

(i) Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(j) Cash and cash equivalents

Deposits and bank balances are carried in the balance sheet at cost.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired.

(j) 現金及現金等價物

存款及銀行結存已按成本記入資產負債表中。

為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還之款項及於購入時三個月內期滿之短期流動投資。

(k) Deferred taxation

Under SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and jointly controlled companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) 遞延税項

根據會計實務準則第12號，遞延税項乃採用負債法就資產及負債之評税基準與其在賬目中之帳面值引起之暫時差異作出全數準備。遞延税項採用在資產負債表結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可運用之暫時差異抵銷而確認。

遞延税項乃就附屬及共控公司投資產生之暫時差異而作出準備，但如可以控制暫時差異之撥回時間，並有可能在可預見將來不會撥回則除外。

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

往年度，遞延稅項乃因應就課稅而計算之盈利與賬目所示之盈利兩者之時間差異，根據預期於可預見將來支付或可收回之負債或資產而按現行稅率計算。

(l) Turnover and revenue recognition

Turnover is the aggregate of amounts invoiced to customers. Invoices are raised either on completion or on stage completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregate of amounts invoiced for the contract. Finance income is recognised on an accrual basis. Dividend income is recognised when the right to receive payment is established.

(l) 營業總額及收益認算

營業總額為開給顧客發票之金額總數。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程之認算收入相等於按該工程估值基準計算之工程成本。完成工程之總認算收入為就該合約開出發票金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(m) Staff benefits

(i) Retirement benefits

The Company offers either the Mandatory Provident Fund ("MPF") or one of two defined benefit retirement schemes to staff. The latter schemes are held under trust arrangements and actuarially valued as required on a regular basis using a prospective actuarial valuation method. They are funded in accordance with the actuarial recommendation.

The Company's contributions to the MPF continue to be charged to the profit and loss account as incurred. For the two defined benefit schemes, retirement benefit costs, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value; retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

(ii) Staff leave entitlements

Costs related to staff annual leave are recognised as the leave accrues to staff.

(m) 僱員福利

(i) 退休福利

本公司讓其僱員選擇參加強制性公積金(強積金)或兩項界定退休福利計劃其中一項。兩項界定退休福利計劃以信託協議持有，定期要求精算師以預期精算之估值方法予以估值。此等計劃乃根據精算建議供款。

本公司之強積金供款繼續如數記入損益賬內。而兩項界定福利計劃則用預計單位貸記法估量之退休福利費用入賬。按照此法，計劃資產按公平值衡量，而退休福利責任則參考期限與外匯基金票據之相若負債之市場孳息率，以預計其未來現金流量，再折算為現值。精算盈虧以計劃責任現值或計劃資產公平值兩者之間較大者百分之十為限，超過此上限之金額將按參與之僱員之預期平均餘下服務年期間，在綜合損益賬中認算。

(ii) 僱員可享有之假期

與僱員年假相關之費用獲認算為僱員應計假期。

(n) Related parties

Related parties are individuals and companies, including subsidiaries and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(n) 有關連人士

有關連人士指個人及公司，包括附屬公司及共控公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

3. Staff remuneration

Total staff remuneration for 2003 was HK$1,045 million (2002: HK$1,040 million). The five highest paid employees included four (2002: four) directors whose remuneration is shown in note 4. The remuneration of the remaining one (2002: one) highest paid employee comprises:

3. 職員薪酬

二零零三年之職員薪酬合共港幣十億四千五百萬元（二零零二年為港幣十億四千萬元）。五名最高薪職員中包括四名（二零零二年為四名）董事，其薪酬見附註4。餘下一名（二零零二年為一名）最高薪職員之薪酬包括：

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Salaries, allowances and benefits in kind	**3**	3	薪金、津貼及實物利益

4. Directors' remuneration

4. 董事酬金

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Pension scheme contributions	**2**	3	退休金計劃供款
Salaries, allowances and benefits in kind	**21**	21	薪金、津貼及實物利益
	23	24	

	Number of directors 董事人數		
Distribution of Directors' remuneration:			董事酬金分配：
HK$0.0M – HK$1.0M	**9**	8	港幣零元至港幣一百萬元
Over HK$1.0M – HK$1.5M	**1**	2	港幣一百萬元以上至港幣一百五十萬元
Over HK$1.5M – HK$2.0M	**-**	-	港幣一百五十萬元以上至港幣二百萬元
Over HK$2.0M – HK$2.5M	**-**	1	港幣二百萬元以上至港幣二百五十萬元
Over HK$2.5M – HK$3.0M	**-**	1	港幣二百五十萬元以上至港幣三百萬元
Over HK$3.0M – HK$3.5M	**1**	-	港幣三百萬元以上至港幣三百五十萬元
Over HK$3.5M – HK$4.0M	**-**	-	港幣三百五十萬元以上至港幣四百萬元
Over HK$4.0M – HK$4.5M	**-**	1	港幣四百萬元以上至港幣四百五十萬元
Over HK$4.5M – HK$5.0M	**-**	-	港幣四百五十萬元以上至港幣五百萬元
Over HK$5.0M – HK$5.5M	**1**	-	港幣五百萬元以上至港幣五百五十萬元
Over HK$5.5M – HK$6.0M	**1**	1	港幣五百五十萬元以上至港幣六百萬元
Over HK$6.0M – HK$6.5M	**-**	1	港幣六百萬元以上至港幣六百五十萬元
Over HK$6.5M – HK$7.0M	**1**	-	港幣六百五十萬元以上至港幣七百萬元
	14	15	

Directors' fees paid to the independent Non-Executive Directors during the year totalled HK$0.3 million (2002: HK$0.1 million); they received no other emoluments from the Company or its subsidiary company.

本年度內支付予獨立非常務董事之袍金總計港幣三十萬元（二零零二年為港幣十萬元）；彼等並無向本公司或其附屬公司收取其他酬金。

5. Net finance (charges)/income

5. 財務（支出）／收入淨額

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Finance income	**5**	12	財務收入
Interest on long term loan not wholly repayable within five years (note 19)	**(9)**	(9)	毋須於五年內全部清還之長期借款利息（附註19）
	(4)	3	

6. Taxation

6. 稅項

(in HK$ Million) (港幣百萬元)	Note 附註	2003	2002	
The taxation charge comprises:				稅項支出包括：
The Company and its subsidiary company:				本公司及其附屬公司：
Deferred taxation	14	**(22)**	(38)	遞延稅項
Share of taxation attributable to jointly controlled companies:				應佔共控公司之稅項：
Hong Kong taxation		**(38)**	(32)	香港稅項
Overseas taxation		**(6)**	(3)	海外稅項
		(44)	(35)	
Group total		**(66)**	(73)	集團總計

No provision for Hong Kong profits tax has been made for the year as the Company's assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax is calculated at 17.5% (2002: 16%) as a result of an increase in profits tax rate in respect of the fiscal year 2003/04. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

因本公司之應課稅溢利已完全為前期稅項虧損所抵銷，所以未有為本年度香港利得稅作出準備。由於二零零三至零四年財政年度之利得稅稅率提高，香港利得稅乃按稅率百分之十七點五計算(二零零二年為百分之十六)。海外稅項則按各司法管轄區所採用之稅率計算。

Provision has been made for all deferred tax liabilities and assets.

已為所有遞延稅項負債及資產作出準備。

Reconciliation between tax charges and tax at the applicable tax rate:

稅務支出與適用稅率之稅項對賬：

(in HK$ Million) (港幣百萬元)	2003	2002	
Profit before taxation	**411**	538	除稅前溢利
Nominal amount at Hong Kong profits tax rate of 17.5% (2002 : 16%)	**(72)**	(86)	按香港利得稅率百分之十七點五(二零零二年為百分之十六)計算之面額
Effect of different tax rates in local jurisdiction	**9**	9	當地司法管轄區不同稅率之影響
Net non-taxable income/non-deductible expenses not subject to taxation	**9**	4	無須課稅之收入／不可用作扣稅之支出淨額
Utilisation of previously unrecognised tax losses	**1**	-	運用過往年度未確認之稅務虧損
Over provisions in prior years	**1**	-	過往年度準備撥回過多
Effect of changes in tax rates	**(14)**	-	稅率改變之影響
Total tax charges per accounts	**(66)**	(73)	按賬目之稅務支出總計

7. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$115 million (2002: HK$277 million) is dealt with in the accounts of the Company.

7. 股東應佔溢利

股東應佔溢利中，已計算於本公司賬項內為港幣一億一千五百萬元(二零零二年為港幣二億七千七百萬元)。

8. Dividends

8. 股息

(in HK$ Million)	2003	2002	(港幣百萬元)
Interim, paid on 22nd September 2003, of HK$0.28 per share (2002: HK$0.28)	**47**	47	於二零零三年九月二十二日已派發之中期股息，每股港幣0.28元(二零零二年為港幣0.28元)。
Final, proposed, of HK$0.56 per share (2002: HK$0.46)	**93**	76	擬派末期股息每股港幣0.56元(二零零二年為港幣0.46元)。
Special, proposed, of HK$1.00 per share (2002: HK$2.50)	**166**	416	擬派特別股息每股港幣1.00元(二零零二年為港幣2.50元)。
	306	539	

At a Board meeting held on 9th March 2004, Directors recommended a final dividend and a special dividend of HK$0.56 and HK$1.00 per share respectively. The proposed dividends are not reflected as dividend payables in these accounts, but will be accounted for as an appropriation of the revenue reserve for the year ending 31st December 2004.

董事局於二零零四年三月九日舉行之董事局大會上，建議派發末期股息及特別股息分別為每股港幣0.56元及港幣1.00元。擬派股息不在此等賬目中反映為應付股息，但將列為截至二零零四年十二月三十一日止年度之收益儲備提撥。

9. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$345 million (2002: HK$465 million) and to the weighted average of 166,324,850 (2002: 166,329,738) ordinary shares in issue.

9. 每股盈利

每股盈利乃根據股東應佔溢利港幣三億四千五百萬元(二零零二年為港幣四億六千五百萬元)及已發行之加權平均股份數目166,324,850股(二零零二年為166,329,738股)普通股計算。

10. Fixed assets

10. 固定資產

	Group and Company 集團及公司						
(in HK$ Million)	Land held in Hong Kong – on medium term lease 在香港持有之土地－中期租約	Buildings 樓宇	Plant, machinery and tools 廠房、機器及工具	Motor vehicles 汽車	Equipment and furniture 設備及傢俬	Total held by Group and Company 集團及公司擁有總額	(港幣百萬元)
Cost							*原價*
At 31st December 2002	21	1,067	1,003	116	66	2,273	二零零二年十二月三十一日結算
Additions and transfers	–	–	39	1	7	47	增置及轉撥
Disposals	–	–	(12)	(3)	(1)	(16)	出售
At 31st December 2003	**21**	**1,067**	**1,030**	**114**	**72**	**2,304**	二零零三年十二月三十一日結算
Depreciation							*折舊*
At 31st December 2002	2	147	379	91	57	676	二零零二年十二月三十一日結算
Charge for the year	–	54	59	11	5	129	本年度折舊
Disposals	–	–	(10)	(3)	(1)	(14)	出售
At 31st December 2003	**2**	**201**	**428**	**99**	**61**	**791**	二零零三年十二月三十一日結算
Net book value							*賬面淨值*
At 31st December 2003	**19**	**866**	**602**	**15**	**11**	**1,513**	二零零三年十二月三十一日結算
At 31st December 2002	19	920	624	25	9	1,597	二零零二年十二月三十一日結算

11. Subsidiary company

The Company holds 60% of the 500,000 issued and paid ordinary shares of HK$1.00 each, totalling HK$300,000 (2002: HK$300,000) in South China Aero Technology Limited ("SCAT").

Principal activity of the subsidiary is set out on page 51.

11. 附屬公司

本公司擁有其附屬公司華南航空技術有限公司已發行及已全繳每股面值港幣一元之五十萬股普通股中百分之六十股權，總計港幣三十萬元(二零零二年為港幣三十萬元)。

附屬公司之主要業務列於第五十一頁。

12. Jointly controlled companies

12. 共控公司

	Group 集團		Company 公司		
	2003	2002	**2003**	2002	
(in HK$ Million)					*(港幣百萬元)*
Unlisted shares at cost	**237**	237	**237**	237	非上市原股值
Attributable post-acquisition profits	**829**	600	**-**	-	收購後應佔溢利
	1,066	837	**237**	237	
Goodwill	**(29)**	(29)			商譽
Share of net assets	**1,037**	808			應佔資產淨值
Loans due from jointly controlled companies	**86**	263	**86**	263	共控公司未還貸款
Loans due to jointly controlled companies	**(1)**	(1)	**(1)**	(1)	未還共控公司借款
	1,122	1,070	**322**	499	
Dividends received and receivable from jointly controlled companies			**33**	40	已收及應收共控公司股息

HK$94 million or 31% of the Group's share of the pre-tax results of the jointly controlled companies (2002: HK$76 million or 29%) was contributed by companies operating in Mainland China while the remaining amounts were contributed by companies operating in Hong Kong.

The principal jointly controlled companies are shown on page 51.

集團應佔共控公司除稅前業績其中港幣九千四百萬元或百分之三十一(二零零二年為港幣七千六百萬元或百分之二十九)來自於中國內地營運之公司，餘下的來自於香港營運之公司。

主要共控公司列於第五十一頁。

12. Jointly controlled companies *(cont'd)*

The financial results of the jointly controlled companies at 31st December are as follows:

12. 共控公司 *(續)*

共控公司於十二月三十一日之財務業績如下：

	HAESL 香港航空發動機維修服務公司		TAECO 廈門太古飛機工程公司		Others 其他		Total 總計		
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	
(in HK$ Million)									*(港幣百萬元)*
Turnover	**3,636**	3,356	**607**	583	**316**	272	**4,559**	4,211	營業總額
Operating profit	**437**	403	**149**	160	**73**	49	**659**	612	營業溢利
Profit on disposal of a jointly controlled company	**-**	-	**25**	-	**-**	-	**25**	-	出售一家共控公司溢利
Net finance (charges)/income	**(7)**	(20)	**1**	-	**(1)**	(2)	**(7)**	(22)	財務(支出)／收入淨額
Share of results of jointly controlled companies	**1**	(8)	**-**	(11)	**-**	-	**1**	(19)	應佔共控公司業績
Profit before taxation	**431**	375	**175**	149	**72**	47	**678**	571	除税前溢利
Taxation	**(80)**	(62)	**(12)**	(7)	**(8)**	(7)	**(100)**	(76)	税項
Profit attributable to shareholders	**351**	313	**163**	142	**64**	40	**578**	495	股東應佔溢利
Dividends	**-**	-	**(37)**	(39)	**(29)**	(43)	**(66)**	(82)	股息
Surplus/(deficit) retained for the year	**351**	313	**126**	103	**35**	(3)	**512**	413	本年度保留盈餘／(逆差)
Funds employed:									資金運用：
Long-term assets	**857**	819	**841**	838	**177**	141	**1,875**	1,798	長期資產
Current assets	**1,157**	1,211	**206**	187	**170**	138	**1,533**	1,536	流動資產
	2,014	2,030	**1,047**	1,025	**347**	279	**3,408**	3,334	
Less: current liabilities	**622**	666	**77**	103	**151**	151	**850**	920	減：流動負債
	1,392	1,364	**970**	922	**196**	128	**2,558**	2,414	
Financed by:									資本來源：
Shareholders' equity and loans	**1,320**	1,307	**956**	908	**177**	111	**2,453**	2,326	股東股權及借款
Long-term liabilities	**72**	57	**14**	14	**19**	17	**105**	88	長期負債
	1,392	1,364	**970**	922	**196**	128	**2,558**	2,414	
Group's weighted average % shareholding in the year	**45.0%**	45.0%	**49.6%**	49.6%					集團於本年度之加權平均權益百分率
Group's attributable pre-tax profits	**194**	169	**87**	74	**26**	19	**307**	262	集團應佔除税前溢利
Less: share of taxation thereon	**(36)**	(28)	**(6)**	(3)	**(2)**	(4)	**(44)**	(35)	減：其應佔之税項
Group's share of profit attributable to shareholders	**158**	141	**81**	71	**24**	15	**263**	227	集團應佔股東溢利
Group's share of funds employed at 31st December	**594**	588	**474**	447	**54**	35	**1,122**	1,070	十二月三十一日結算集團應佔資金運用

The profit on disposal of a jointly controlled company is the profit on the disposal of TAECO's entire shareholding in GE Engine Services (Xiamen) Company Limited during the year.

出售一家共控公司溢利指於年內悉數出售其廈門太古飛機工程公司於通用電氣發動機服務(廈門)有限公司所持之全部股份所得之溢利。

13. Retirement benefits

(a) Overall

Staff employed by the Company before 1st December 2000 were offered a choice between Hong Kong's Mandatory Provident Fund ("MPF") and the defined benefit retirement schemes as described below. Since 1st December 2000, all new staff employed unless specially approved by the Company have been enrolled in the MPF.

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme provides resignation and retirement benefits to its members upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Similarly, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme is for staff employed on expatriate terms. However, both members and the Company contribute to the Scheme.

Actuarial valuations of the two defined benefit schemes are performed annually by Watson Wyatt Hong Kong Limited, an independent qualified actuary, using the projected unit credit method.

The retirement benefits costs recognised in the profit and loss account were as follows:

13. 退休福利

(a) 總述

於二零零零年十二月一日前獲本公司聘用之僱員，可選擇參加香港的強制性公積金(強積金)計劃或下述之界定退休福利計劃。自二零零零年十二月一日起，所有新入職的僱員除非獲本公司特別批准，否則已加入強積金計劃。

香港飛機工程有限公司之本地僱員退休福利計劃，為其員工離職時提供退休福利。公司承擔職員根據該計劃所享有之一切福利之全部費用，職員毋須向該計劃供款。

同樣地，香港飛機工程有限公司職員退休福利計劃乃為按海外僱傭條款僱用之職員而設。不過，職員及公司均須向該計劃供款。

該兩項界定退休福利計劃之精算估值，由一間獨立合資格之精算公司華信惠悦顧問有限公司每年按預計單位貸記法計算。

已在損益賬中確認之退休福利費用如下：

(in HK$ Million)	**2003**	2002	*(港幣百萬元)*
Local Staff Retirement Benefits Scheme	**90**	47	本地僱員退休福利計劃
Expatriate Staff Retirement Benefits Scheme	**4**	1	海外僱員退休福利計劃
MPF Scheme (@5% of staff's relevant income capped at HK$1,000/month)	**3**	3	強積金計劃(供款額為僱員有關收入百分之五，上限為每月港幣一千元)
	97	51	

13. Retirement benefits *(cont'd)* 13. 退休福利*(續)*

(b) Defined benefits retirement schemes *(b) 界定退休福利計劃*

The amount recognised in the profit and loss account was made up as follows:

計入損益賬之數額結算如下：

	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2003	2002	**2003**	2002	**2003**	2002	
(in HK$ Million)							*(港幣百萬元)*
Current service cost	**80**	71	**6**	5	**86**	76	本期服務費用
Interest cost	**72**	86	**4**	5	**76**	91	利息費用
Expected return on plan assets	**(75)**	(110)	**(7)**	(9)	**(82)**	(119)	計劃資產預期回報
Net actuarial losses recognised in current year	**13**	–	**1**	–	**14**	–	本年確認之精算虧損淨額
Total	**90**	47	**4**	1	**94**	48	總額
Actual gain/(loss) on plan assets	**400**	(110)	**36**	(10)	**436**	(120)	計劃資產之實際收益／(虧損)

The amount recognised in the balance sheet was determined as follows:

於資產負債表中確認之數額如下：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2003	2002	**2003**	2002	**2003**	2002	
(in HK$ Million)							*(港幣百萬元)*
At 31st December:							十二月三十一日結算：
Present value of obligations	**1,574**	1,460	**104**	95	**1,678**	1,555	責任之現值
Fair value of plan assets	**(1,756)**	(1,244)	**(150)**	(112)	**(1,906)**	(1,356)	計劃資產之公平值
Net (asset)/liability	**(182)**	216	**(46)**	(17)	**(228)**	199	(資產)／負債淨額
Unrecognised actuarial gains/(losses)	**24**	(333)	**8**	(22)	**32**	(355)	未確認精算(收益)／虧損
Asset recognised in the balance sheet	**(158)**	(117)	**(38)**	(39)	**(196)**	(156)	已於資產負債表中確認之資產

Movement in the asset recognised in the balance sheet:

已於資產負債表中確認之資產變動：

	Group and Company 集團及公司						
	Local Scheme 本地僱員計劃		Expatriate Scheme 海外僱員計劃		Total 總計		
	2003	2002	**2003**	2002	**2003**	2002	
(in HK$ Million)							*(港幣百萬元)*
Asset at 1st January	**(117)**	(99)	**(39)**	(40)	**(156)**	(139)	一月一日結算資產
(Increase)/decrease due to:							(增加)／減少原因：
Total expense – as shown above	**90**	47	**4**	1	**94**	48	總開支 — 如上列
Contributions paid	**(131)**	(65)	**(3)**	–	**(134)**	(65)	已付供款
Asset at 31st December	**(158)**	(117)	**(38)**	(39)	**(196)**	(156)	十二月三十一日結算資產

Principal actuarial assumptions for the year:

本年度主要精算假設：

	2003	2002	
Discount rate	**5%**	5%	貼現率
Assumed rate of return on plan assets	**6%**	6%	假設計劃資產回報率
Assumed rate of future salary increases	**4%**	2% for 2004 and 4% thereafter 2004年為2%，之後為4%	假設未來增薪率

14. Deferred taxation

14. 遞延稅項

	Group and Company 集團及公司					
	Deferred Tax Liability 遞延稅項負債			Deferred Tax Asset 遞延稅項資產	Net Deferred Tax Liability 遞延稅項負債淨額	
	Accelerated Tax Depreciation 加速稅項折舊	Retirement Benefit Asset 退休金資產	Others 其他	Tax Losses 稅務虧損		
(in HK$ Million)						*(港幣百萬元)*
At 1st January 2002	147	22	-	89	80	二零零二年一月一日結算
Charge/(credited) to profit and loss	-	3	(3)	(38)	38	於損益賬中支銷／(記賬)
At 31st December 2002	147	25	(3)	51	118	二零零二年十二月三十一日結算
Charge/(credited) to profit and loss	8	9	(6)	(11)	22	於損益賬中支銷／(記賬)
At 31st December 2003	**155**	**34**	**(9)**	**40**	**140**	二零零三年十二月三十一日結算

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

遞延稅項乃採用負債法就暫時差異按主要稅率百分之十七點五（二零零二年為百分之十六）全數計算。

15. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. The carrying amount of stocks and work in progress at year end carried at net realisable value is HK$28 million (2002: HK$40 million) and HK$2 million (2002: HK$7 million) respectively. The remaining balance is carried at cost.

15. 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。於本年底結算，以可變現淨值估值之存貨及未完工程賬面值分別為港幣二千八百萬元（二零零二年為港幣四千萬元）及港幣二百萬元（二零零二年為港幣七百萬元）。餘下結餘以成本入賬。

16. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

Debtors included a promissory note from a third party, the final repayment date of which is in 2004, and which is irrevocable and interest-free.

16. 應收及應付賬項

給予顧客的信貸條件各不相同，一般視乎其個別的財務實力而定。本公司定期對債務人作信用評估，以盡量減低與應收款項有關的信貸風險。

應收賬項包括一項來自第三者之不可撤回及免息期票，其最後償還日期定於二零零四年。

	Group and Company 集團及公司		
	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Amount due within one year included under current assets	**2**	2	列入流動資產項下須於一年內償還款項
Amount due over one year included under deferred items	**-**	2	列入遞延項目下須於一年以上償還款項
	2	4	

As at 31st December 2003, 98% of debtors (97% as at 31st December 2002) and 98% of creditors (99% as at 31st December 2002) were aged under six months.

二零零三年十二月三十一日結算，百分之九十八應收賬項(二零零二年十二月三十一日結算為百分之九十七)及百分之九十八應付賬項(二零零二年十二月三十一日結算為百分之九十九)之賬齡均低於六個月。

17. Share capital

17. 股本

	Company 公司				
	2003		2002		
	Number of shares 股份數目	HK$M 港幣百萬元	Number of shares 股份數目	HK$M 港幣百萬元	
Authorised:					法定股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 31st December	**210,000,000**	**210**	210,000,000	210	十二月三十一日結算
Issued and fully paid:					發行及繳足股本：
Ordinary shares of HK$1.00 each					每股面值港幣1.00元普通股
At 1st January	**166,324,850**	**166**	166,451,450	166	一月一日結算
Shares repurchased and cancelled	**-**	**-**	(126,600)	-	購回及註銷股份
At 31st December	**166,324,850**	**166**	166,324,850	166	十二月三十一日結算

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company on the Hong Kong Stock Exchange. In 2002, 126,600 shares were repurchased at an aggregate consideration of HK$1.5 million and subsequently cancelled.

在回顧之年度內，本公司並無在香港聯合交易所購回、出售或贖回本公司之股份。在二零零二年，共有126,600股股份以總代價港幣一百五十萬元被購回，並隨即被註銷。

18. Reserves

18. 儲備

	Revenue reserve 收益儲備		Capital redemption reserve 資本贖回儲備		Total 總計		
	2003	2002	**2003**	2002	**2003**	2002	
(in HK$ Million)							*(港幣百萬元)*
Group							***集團***
At 1st January	**2,992**	2,645	**19**	19	**3,011**	2,664	一月一日結算
Profit attributable to shareholders	**345**	465	**-**	-	**345**	465	股東應佔溢利
Repurchase of own shares							購回本公司股份
- premium paid on repurchase	**-**	(1)	**-**	-	**-**	(1)	一 購回溢價
Previous year's final dividend paid	**(76)**	(70)	**-**	-	**(76)**	(70)	已付上年度末期股息
Previous year's special dividend paid	**(416)**	-	**-**	-	**(416)**	-	已付上年度特別股息
Current year's interim dividend paid	**(47)**	(47)	**-**	-	**(47)**	(47)	已付本年度中期股息
At 31st December	**2,798**	2,992	**19**	19	**2,817**	3,011	十二月三十一日結算
The Company	**1,961**	2,384	**19**	19	**1,980**	2,403	本公司
Subsidiary company	**8**	8	**-**	-	**8**	8	附屬公司
Jointly controlled companies	**829**	600	**-**	-	**829**	600	共控公司
	2,798	2,992	**19**	19	**2,817**	3,011	
Company							***公司***
At 1st January	**2,418**	2,259	**19**	19	**2,437**	2,278	一月一日結算
Profit attributable to shareholders	**115**	277	**-**	-	**115**	277	股東應佔溢利
Repurchase of own shares							購回本公司股份
- premium paid on repurchase	**-**	(1)	**-**	-	**-**	(1)	一 購回溢價
Previous year's final dividend paid	**(76)**	(70)	**-**	-	**(76)**	(70)	已付上年度末期股息
Previous year's special dividend paid	**(416)**	-	**-**	-	**(416)**	-	已付上年度特別股息
Current year's interim dividend paid	**(47)**	(47)	**-**	-	**(47)**	(47)	已付本年度中期股息
At 31st December	**1,994**	2,418	**19**	19	**2,013**	2,437	十二月三十一日結算

Distributable reserves of the Company at 31st December 2003, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$1,994 million (2002: HK$2,418 million).

根據香港公司條例第79B條計算，本公司於二零零三年十二月三十一日可分配之儲備為港幣十九億九千四百萬元（二零零二年為港幣二十四億一千八百萬元）。

The revenue reserve includes HK$259 million (2002: HK$492 million) representing the recommended final dividend and special dividend for the year under review (note 8).

收益儲備包括本年度建議之末期股息及特別股息（附註8）港幣二億五千九百萬元（二零零二年為港幣四億九千二百萬元）。

19. Long term loan

19. 長期借款

	Group and Company 集團及公司		
	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
At 1st January	**107**	110	一月一日結算
Repayment during the year	**(3)**	(3)	於本年內償還
At 31st December	**104**	107	十二月三十一日結算
Maturity profile:			還款期限：
Repayable within one year	**4**	3	於一年內償還
Repayable between one and two years	**4**	4	於一年至兩年內償還
Repayable between two and five years	**15**	14	於兩年至五年內償還
Repayable after five years	**81**	86	於五年後償還
	104	107	
Amount due within one year included under current liabilities	**(4)**	(3)	列入流動負債項下須於一年內償還款項
	100	104	

The loan is provided by a subsidiary of Cathay Pacific Airways Limited, is unsecured, interest bearing at 8.35% per annum and is repayable by equal semi-annual instalments to June 2018.

該項借款由國泰航空有限公司之一家附屬公司提供，並無抵押，年利率為百分之八點三五，至二零一八年六月以相等之半年期款額償還。

20. Notes to the consolidated cash flow statement

20. 綜合現金流量表附註

(a) Reconciliation of operating profit to cash generated from operations

(a) 營業溢利與營業產生之現金對賬

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Operating profit	**108**	273	營業溢利
Depreciation	**129**	126	折舊
Receipt on sale of business to a jointly controlled company	**-**	7	出售業務予一家共控公司收入
Decrease in promissory note	**2**	2	期票減少
Increase in retirement benefits asset	**(40)**	(17)	退休福利資產增加
Decrease in stocks and work in progress	**34**	52	存貨及未完工程減少
Decrease/(increase) in debtors and prepayments	**74**	(83)	應收及預付賬項減少／(增加)
(Decrease)/increase in creditors and accruals	**(54)**	40	應付及應計賬項(減少)／增加
Net cash generated from operations	**253**	400	營業產生之現金淨額

(b) Analysis of changes in financing

(b) 融資變動分析

	Long-term loan 長期借款	Minority interest 少數股東權益	Total 總計	
(in HK$ Million)				*(港幣百萬元)*
At 31st December 2001	110	5	115	二零零一年十二月三十一日結算
Repayment of term loan	(3)	-	(3)	償還長期借款
At 31st December 2002	107	5	112	二零零二年十二月三十一日結算
Repayment of term loan	(3)	-	(3)	償還長期借款
At 31st December 2003	**104**	**5**	**109**	二零零三年十二月三十一日結算

(c) Analysis of changes in cash and cash equivalents

(c) 現金及現金等價物變動分析

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
At 1st January	**475**	113	一月一日結算
(Decrease)/increase in cash and cash equivalents	**(67)**	362	現金及現金等價物(減少)／增加
At 31st December	**408**	475	十二月三十一日結算

(d) Analysis of deposits and bank balances at 31st December

(d) 十二月三十一日結算之存款及銀行結存分析

	2003	2002	
Cash and cash equivalents			現金及現金等價物
- Short term deposits and bank balances	**408**	475	— 短期存款及銀行結存
Deposits maturing after three months	**12**	72	逾三個月定期存款
	420	547	

21. Capital commitments

21. 資本性承擔

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2003	2002	
Contracted for but not provided in the accounts	**21**	23	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**13**	18	經董事局批准但未訂約
The Group's share of capital commitments of jointly controlled companies not included above:			上述不包括本集團應佔共控公司之資本性承擔如下：
Contracted for but not provided in the accounts	**13**	95	經訂約但未在賬項中作準備
Authorised by Directors but not contracted for	**5**	10	經董事局批准但未訂約

22. Lease commitments

At 31st December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

22. 租賃承擔

二零零三年十二月三十一日結算，集團未來於不可撤銷營業租賃項之最低租賃支出總額如下：

(in HK$ Million) (港幣百萬元)	Group and Company 集團及公司 2003	2002	
Land and buildings:			***土地及樓宇：***
Leases expiring:			租約期滿時間：
- Within one year	**49**	53	— 一年內
- After one year but within five years	**193**	205	— 一年後五年內
- After five years	**456**	538	— 五年後
	698	796	

23. Related Party Transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

23. 有關連人士交易

本集團有若干有關連人士交易。所有交易均按照一般商業條件以及在正常業務程序下進行。本集團之重大及未有在此年報其他章節披露之交易總值及年終結餘摘要如下：

	Note 附註	Jointly Controlled Companies 共控公司 2003	2002	Other Related Parties 其他有關連人士 2003	2002	Total 總計 2003	2002	
(in HK$ Million)								*(港幣百萬元)*
Revenue from provision of services	a	**234**	177	**1,034**	1,083	**1,268**	1,260	提供服務所得之收入
Purchase of services	b	**1**	3	**49**	76	**50**	79	購買服務
Debtors at 31st December	c			**163**	166			十二月三十一日結算應收賬項
Creditors at 31st December	c			**10**	28			十二月三十一日結算應付賬項

Note:

a. Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 148 people on average in TAECO and management services. Services provided to other jointly controlled companies included component and other operational support charged at normal commercial rates.

   Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

b. Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

   Purchases of services from other related parties comprised:

附註：

a. 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均一百四十八人的工作小組按商業價格收取之費用及管理服務費。向其他共控公司提供之服務包括按一般商業價格收費之部件及其他運作支援。

   向其他有關連人士提供服務所得之收入包括向國泰航空公司、港龍航空公司及華民航空公司機隊收取之維修費及向國泰航空公司收取之後勤支援及儲存開支。

b. 自共控公司購買之服務主要包括向香港航空發動機維修服務公司支付之飛機部件大修費用。

   向其他有關連人士購買之服務包括：

	2003	2002	
(in HK$ Million)			*(港幣百萬元)*
Spares purchased from Cathay Pacific Airways Limited	**30**	55	向國泰航空公司購買備件
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited	**3**	-	向一家由太古股份有限公司全資擁有之專屬自保保險公司SPACIOM投保之財產保險
Services fee payable to John Swire & Sons (H.K.) Limited	**3**	8	向香港太古集團有限公司支付之服務費
Reimbursement, at cost, of expenses incurred, payable to John Swire & Sons (H.K.) Limited	**13**	13	向香港太古集團有限公司支付之按成本代支費用
	49	76	

c. The outstanding amounts at 31st December 2003 due from/to other related parties are contained respectively in "debtors and prepayments" and "creditors and accruals" in the consolidated and company balance sheet.

c. 於二零零三年十二月三十一日結算應收／應付其他有關連人士賬項分別列載於「綜合資產負債表」及「公司資產負債表」之「應收及預付賬項」及「應付及應計賬項」內。

With the exception of the insurance premium payable to SPACIOM and the services fee payable to John Swire & Sons (H.K.) Limited Group as described in note b, none of the above related party transactions constitute a discloseable connected transaction as defined in the Listing Rules.

除於附註b所述向SPACIOM支付之保費及向香港太古集團有限公司支付之服務費外，上述有關連人士交易並不構成上市規則所界定之須予披露關連交易。

at 31st December 2003 二零零三年十二月三十一日結算

	Place of incorporation and operation 註冊成立及經營地點	Principal activities 主要業務	Owned directly 直接擁有	Owned by jointly controlled companies 共控公司擁有	Attributable to the Group 集團佔有
Subsidiary Company: ***附屬公司：***					
South China Aero Technology Limited 華南航空技術有限公司	Hong Kong 香港	Aviation products trading 航空產品貿易	60%	–	60%
Jointly Controlled Companies: ***共控公司：***					
EADS SOGERMA HAECO Services Company Limited	Hong Kong 香港	Aircraft component repair services 飛機部件修理服務	50%	–	50%
Goodrich Asia-Pacific Limited	Hong Kong 香港	Carbon brake machining and wheel hub overhaul 碳質掣動片切削及輪轂大修	49%	–	49%
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited 廈門豪富太古宇航有限公司	Xiamen 廈門	Aircraft fuel control, flight control and electrical component repairs 飛機燃油控制儀、航空控制儀及電器部件修理	–	35%	17.3%
Honeywell TAECO Aerospace (Xiamen) Company Limited 廈門霍尼韋爾太古宇航有限公司	Xiamen 廈門	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs 飛機液壓、氣壓、航電部件及其他航空設備修理服務	25%	10%	30%
Hong Kong Aero Engine Services Limited 香港航空發動機維修服務有限公司	Hong Kong 香港	Commercial aero engine overhaul services 商用飛機引擎大修服務	45%	–	45%
In-Services Asia Limited	Hong Kong 香港	Aircraft component trading and repair services 飛機部件貿易及修理服務	35%	–	35%
Singapore Aero Engine Services Pte. Limited 新加坡航空發動機維修服務有限公司	Singapore 新加坡	Trent engine overhaul services 特倫特引擎大修服務	–	20%	9%
Taikoo (Shandong) Aircraft Engineering Company Limited (formerly named Shandong TAECO Aircraft Engineering Company Limited) 山東太古飛機工程有限公司	Shandong 山東	Heavy maintenance services for B737 aircraft B737 型飛機大型維修服務	20%	10%	25%
Taikoo (Xiamen) Aircraft Engineering Company Limited 廈門太古飛機工程有限公司	Xiamen 廈門	Aircraft heavy maintenance 飛機大型維修服務	49.6%	–	49.6%

Principal subsidiary and jointly controlled companies are those which, in the opinion of the Directors, materially affect the result or assets of the Group.

董事局認為主要附屬公司及共控公司指對集團之業績及資產有重要影響之公司。

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 28 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 9th March 2004

致香港飛機工程有限公司
（於香港註冊成立之有限公司）
全體股東

本核數師已完成審核第二十八頁至五十一頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照香港公司條例第141條之規定，只向作為法人團體之股東報告，不作其他用途。本核數師概不就本報告書之內容，向任何其他人士負責或承擔法律責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零三年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年三月九日

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